                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-35171


                                2,000,000 SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------

     Of the 2,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of UBICS, Inc. (the "Company" or "UBICS") offered hereby (the "Offering"), 1,500,000 shares are being sold by the Company and 500,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Use of Proceeds" and "Principal and Selling Stockholders."

     Prior to the Offering, there has been no established public trading market for the Common Stock. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "UBIX."

     FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                            ------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================
                                                                                         PROCEEDS TO
                            PRICE TO           UNDERWRITING         PROCEEDS TO          THE SELLING
                           THE PUBLIC          DISCOUNT(1)         THE COMPANY(2)        STOCKHOLDERS
--------------------------------------------------------------------------------------------------------
Per Share...........         $10.00               $0.70                $9.30                $9.30
--------------------------------------------------------------------------------------------------------
Total (3)...........      $20,000,000           $1,400,000          $13,950,000           $4,650,000
========================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses of the Offering, payable by the Company, estimated at $500,000.
(3) The Principal Stockholder (as defined herein) has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock, solely to cover over-allotments, if any, at the Price to the Public shown above. If the option is exercised in full, the total Price to the Public, Underwriting Discount and Proceeds to the Selling Stockholders will be $23,000,000, $1,610,000 and $7,440,000, respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates for the shares will be made at the offices of Parker/Hunter Incorporated, Pittsburgh, Pennsylvania, on or about November 4, 1997.

PARKER/HUNTER                                        SCOTT & STRINGFELLOW,  INC.
          INCORPORATED

                The date of this Prospectus is October 30, 1997.

                                      LOGO

     When included in this Prospectus or in documents incorporated herein by reference, the words "may," "will," "should," "expects," "intends," "anticipates," "believes," "estimates," and analogous expressions are intended to identify forward-looking statements. These statements appear in a number of places in this Prospectus, including "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business," and include statements regarding the intent, belief and current expectations of the Company and its directors and officers. Such statements are inherently subject to a variety of risks and uncertainties, including those discussed in "Risk Factors," that could cause the Company's actual results to differ materially from those presented in or implied by the forward-looking statements included in this Prospectus.
                            ------------------------

     Certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, the purchase of Common Stock to cover short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."
                            ------------------------

     UBICS(TM) is a service mark of the Company. All trademarks, service marks and trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements of the Company and related notes thereto appearing elsewhere in this Prospectus. For a description of certain terms used in this Prospectus, see "Glossary." Unless otherwise indicated, all information contained in this Prospectus: (i) assumes that the Underwriters' over-allotment option is not exercised; and (ii) has been adjusted to give retroactive effect to a 5,000-for-1 split of the shares of Common Stock.

                                  THE COMPANY

     UBICS, Inc. ("UBICS" or the "Company") is a rapidly growing provider of information technology ("IT") professional services to large and mid-sized organizations. UBICS provides its clients with a wide range of professional services in such areas as client/server design and development, enterprise resource planning ("ERP") package implementation and customization, applications maintenance programming and database administration. UBICS' services are provided on a time-and-materials basis to client-managed projects, with UBICS IT professionals providing integral support as project team members. Since commencement of full operations in 1994, the Company's revenues have grown from $303,000 for 1994 to $9.1 million for 1996 and to $5.1 million for the quarter ended June 30, 1997. The Company attributes its growth in revenues in 1997 primarily to an increased focus on higher value-added services, particularly ERP package implementation and customization services.

     In the first six months of 1997, UBICS provided IT professional services to over 80 clients in a range of industries and locations. The Company's clients include Caterpillar, CompUSA, El Paso Natural Gas, Fruit of the Loom, Ralston Purina and The Hartford. UBICS' high standards for responsiveness and service quality promote growing client relationships and recurring revenues. The Company believes that its centralized, low-overhead operating model enables it to respond quickly to client demand for IT professional services. UBICS meets this demand through its employed IT professionals and its management of an extensive network of subcontractors. The Company currently has approximately 200 IT professionals deployed with its clients in the U.S.

     One of the key factors supporting UBICS' growth has been its ability to recruit and deploy, on short notice, skilled IT professionals. The Company recruits IT professionals from India and other countries worldwide. In order to ensure a continuous supply of IT professionals for higher value-added specialties, the Company intends to use a portion of the proceeds of the Offering to establish a recruiting and training center in India by June 1998. The Company will use this center to enhance its recruiting efforts and to train its IT professionals prior to placement. The Company also selectively uses the substantial resources and established reputation of its affiliate, the UB International Group (hereinafter, the "UB Group"), to support its recruiting efforts. The UB Group is a multinational group of companies headquartered in India.

     UBICS believes that the U.S. market for IT professional services will continue to offer significant growth opportunities. The Company also believes that its recruiting base in India will remain an attractive, highly differentiated source of skilled IT professionals. As a means of continuing its growth, UBICS intends to pursue the following strategies: (i) cultivate and expand its client base by increasing the Company's sales and marketing efforts;
(ii) attract and retain high-quality IT professionals through increased recruiting and training activities; (iii) continue to leverage its centralized, low-overhead operating model to enhance profitability and maintain responsiveness to client needs; (iv) increase its level and breadth of ERP package implementation and customization services; and (v) continually broaden its range of services, particularly in higher value-added specialties.

     The Company was incorporated in Delaware on July 19, 1993. The Company maintains its principal executive offices at 100 Sainte Claire Plaza, 1121 Boyce Road, Pittsburgh, Pennsylvania 15241. The Company's telephone number is (412) 941-1800.

                                  THE OFFERING

Common Stock offered by:
     The Company........................     1,500,000 shares
     The Selling Stockholders...........       500,000 shares
                                            -----------------
          Total.........................    2,000,000 shares
                                            =================
Common Stock to be outstanding upon
completion of the Offering(1)...........     6,500,000 shares

Use of proceeds.........................     Expansion of existing operations;
                                             repayment of indebtedness; and
                                             general corporate purposes,
                                             including working capital. See "Use
                                             of Proceeds."

Nasdaq National Market symbol...........     UBIX
---------

(1) Excludes an aggregate of 750,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan (the "1997 Plan"). See "Management--Stock Option Plan."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          SIX MONTHS
                                                                                        ENDED JUNE 30,
                                          YEAR ENDED DECEMBER 31,                      -----------------
                                          1993(1)        1994      1995      1996       1996       1997
                                          ------        ------    ------    ------     ------     ------
INCOME STATEMENT DATA:
  Revenues.............................   $   17        $  303    $1,454    $9,072     $3,411     $8,685
  Gross profit.........................        1           125       460     2,699        956      2,702
  Income from operations...............        1             5         8       472(2)      85(2)   1,164
  Net income...........................        1             3         3       219         37        678
  Net income per share.................   $ 0.00        $ 0.00    $ 0.00    $ 0.04     $ 0.01     $ 0.14
  Weighted average shares
     outstanding.......................    5,000         5,000     5,000     5,000      5,000      5,000

                                                                               JUNE 30, 1997
                                                                          ------------------------
                                                                          ACTUAL    AS ADJUSTED(3)
                                                                          ------    --------------
BALANCE SHEET DATA:
  Working capital......................................................   $  833       $ 14,283
  Total assets.........................................................    4,882         17,832
  Total debt...........................................................      500             --
  Stockholders' equity.................................................      907         14,357

---------

(1) The Company commenced operations on July 19, 1993.

(2) Reflects expenses of $257,000 and $125,000 for the year ended December 31, 1996 and the six months ended June 30, 1996, respectively, incurred on behalf of the UB Group. Beginning January 1, 1997, such expenses ceased to be incurred by the Company.

(3) Adjusted to give effect to the sale of the 1,500,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, investors should consider carefully the following factors in connection with an investment in the shares of Common Stock offered hereby.

RECRUITMENT AND RETENTION OF IT PROFESSIONALS

     The Company's business involves the delivery of professional services and is labor-intensive. The Company's success depends upon its ability to attract, develop, motivate and retain highly-skilled IT professionals who possess the technical skills and experience necessary to deliver the Company's services. Qualified IT professionals are in great demand worldwide and are likely to remain a limited resource for the foreseeable future. The Company currently meets client demand for IT professionals with its own employees and by subcontracting with other IT service providers. There can be no assurance that qualified IT professionals will continue to be available to the Company, either as employees of the Company or from subcontracting firms, in sufficient numbers or that the Company will be successful in retaining current or future employees. Failure to attract or retain qualified IT professionals in sufficient numbers could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Human Resources," "Business--Competition" and "Management's Discussion and Analysis of Results of Operations and Financial Condition--Overview."

U.S. REGULATION OF IMMIGRATION

     The Company's services historically have been performed in the U.S., and the Company has recruited most of its IT professionals outside the U.S. The Company's business, therefore, is subject to U.S. immigration laws. Over 90% of the Company's IT professionals are citizens of other countries, with most of those in the U.S. working under H-1B temporary work permits. There is a limit on the number of new H-1B permits that may be approved in any U.S. government fiscal year. In the federal fiscal year ended September 30, 1996, this limit was reached in September and in the federal fiscal year ending September 30, 1997, this limit was reached in August. If in future years this limit is reached, the Company may be unable to obtain enough H-1B permits to meet its requirements. If the Company were unable to obtain H-1B permits for its IT professionals in sufficient quantities or at a sufficient rate, the Company's business, operating results and financial condition could be materially adversely affected. Furthermore, Congress and administrative agencies with jurisdiction over immigration matters have periodically expressed concerns over the levels of legal and illegal immigration into the U.S. These concerns have often resulted in proposed legislation, rules and regulations aimed at reducing the number of work permits that may be issued. Any changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain foreign employees could require the Company to incur additional unexpected labor costs and expenses. Any such restrictions or limitations on the Company's hiring practices could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Human Resources."

CONCENTRATION OF REVENUES; RISK OF TERMINATION

     The Company has in the past derived, and may in the future derive, a significant portion of its revenues from a relatively small number of clients. The Company derived from its five largest clients approximately 43% and 37% of its revenues for 1996 and for the six months ended June 30, 1997, respectively. One client accounted for approximately 14% and 11% of the Company's revenues for the same respective periods. Most of the Company's engagements are terminable by the client at will. Unanticipated losses of major clients or termination of client projects could result in the loss of substantial revenues and could require the Company to support or terminate a significant number of unassigned IT professionals. Such loss of revenues, or expenses resulting from unassigned IT professionals or termination of IT professionals, could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business--Clients."

VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's revenues and operating results are subject to significant variation from quarter to quarter depending on a number of factors, including the timing and number of client projects commenced and completed during the quarter, the number of working days in a quarter, and IT professional deployment, hiring, attrition and utilization rates. The Company recognizes revenues on its projects as the services are performed. Because a significant percentage of the Company's selling, general and administrative expense is relatively fixed, variations in revenues may cause significant variations in operating results. Additionally, the Company expects to incur cost increases due to both the hiring of new employees and strategic investments in its infrastructure in anticipation of future opportunities for revenue growth. No assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on the Company's business and financial condition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Quarterly Results."

INTENSE COMPETITION

     The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. Primary competitors include participants from a variety of market segments, including "Big Six" accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, contract programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. In addition, there is a risk that clients may elect to satisfy their applications solutions needs by increasing their internal IT resources or by limiting the number of outside service providers. Further, the IT services industry is undergoing consolidation which may result in increasing pressure on margins. These factors may limit the Company's ability to increase billing rates commensurate with increases in compensation. There can be no assurance that the Company will compete successfully with existing or new competitors. See "Business--Competition."

ABILITY TO SUSTAIN AND MANAGE GROWTH

     The Company's business has experienced rapid growth over the past three years. Revenues have grown from $303,000 in 1994 to $9.1 million in 1996 and $8.7 million for the six months ended June 30, 1997, and the number of IT professionals has grown from four at December 31, 1994 to 169 at June 30, 1997. The Company intends to actively pursue its strategy of continued growth and will seek to expand its sales and marketing efforts in order to add new clients and expand existing client relationships. The Company's ability to sustain its growth is dependent upon its ability to attract, develop, motivate and retain highly skilled IT professionals and to manage its subcontractor network effectively to ensure a supply of trained professionals. See "--Recruitment and Retention of IT Professionals." There can be no assurance that the Company's historical revenue growth will continue. Furthermore, this rapid growth could strain the Company's managerial resources. Effective management of the Company's growth will require the Company to continue to improve its operational, financial and other management processes and systems. The failure to manage growth effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Business Strategies."

ABILITY TO MAINTAIN MARGINS

     The Company derives revenues primarily from the hourly billing for the services of its IT professionals. The Company's most significant cost is personnel cost, which consists of IT professionals' salaries and benefits. Thus, the Company's financial performance is primarily based upon billing margin (billable hourly rate less an IT professional's hourly cost) and personnel utilization rates (number of days worked divided by number of days in each billing cycle). To date, the Company has been able to maintain its billing margins by offsetting increases in IT professional compensation with increases in its hourly billing rates. There can be no assurance, however, that the Company will be able to continue to pass along increases in its cost of services to its clients. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Results of Operations."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends to a significant extent on key management, sales and marketing, technical and other personnel. In particular, the Company's continued growth and success is highly dependent on the efforts and abilities of Manohar B. Hira, the Company's President. In addition, the Company is dependent on the services of O'Neil Nalavadi, its Senior Vice President and Chief Financial Officer, who was hired as of August 1997. Although Messrs. Hira and Nalavadi have entered into employment agreements containing non-competition, non-disclosure and non-solicitation covenants, these agreements do not guarantee that these individuals will continue their employment with the Company. The loss of the services of Mr. Hira, Mr. Nalavadi or other key employees for any reason could have a material adverse effect on the Company's business, operating results and financial condition. See "Management."

CONTROL BY PRINCIPAL STOCKHOLDER

     Upon completion of the Offering, Vijay Mallya, Chairman of the Company, will indirectly beneficially own and have voting power over 66.7% of the Company's Common Stock (62.1% if the Underwriters' over-allotment option is exercised in full). Such shares of Common Stock are held directly by United Breweries Information Consultancy Services Ltd. (the "Principal Stockholder"). Accordingly, Mr. Mallya will be able to amend certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), elect all of the directors, effect fundamental corporate transactions such as mergers, asset sales and the sale of the Company, delay or prevent a change in control of the Company and otherwise direct the Company's business and affairs, without the approval of any other stockholder. See "Management," "Principal and Selling Stockholders" and "Description of Capital Stock."

RISKS OF INTERNATIONAL OPERATIONS

     The Company's recruiting efforts to date in foreign countries have not been supported by offices in those countries, other than offices of its affiliate, the UB Group. An element of the Company's growth strategy is the development of a recruiting and training center in India and the establishment of offices in the United Kingdom, South Africa, Singapore and the Middle East in order to broaden its recruiting efforts. There can be no assurance that the opening of the recruiting center and international offices will enable the Company to increase its ability to recruit additional IT professionals. The inability of the Company to expand its recruiting of IT professionals from these countries could have a material adverse effect on the Company's growth and its business, operating results and financial condition. Another element of the Company's growth strategy is the intention to establish marketing and software development operations outside the U.S. These operations will depend greatly on the business and technology transfer laws in those countries. There can be no assurance that the Company will be able to establish these operations or that such operations will be profitable and support the Company's growth.

     Although the Company has filed a U.S. trademark registration application covering the service mark "UBICS" which, if granted, would give the Company the presumption of ownership in the U.S. of the "UBICS" mark for the services identified in the registration, there can be no assurance that the Company is entitled to use the designation "UBICS" in all international operations, and it is possible that third parties have superior rights to the "UBICS" mark (or similar marks) outside the U.S. See "Business--Business Strategies" and "--Intellectual Property Rights."

POTENTIAL LIABILITY TO CLIENTS

     Many of the Company's engagements involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a client's expectations or the negligence or misconduct of the Company's IT professionals in the performance of services could result in a material adverse change to the client's operations. Such changes could give rise to claims against the Company or damage the Company's reputation, adversely affecting its business, operating results and financial condition. The Company does not maintain insurance coverage for such negligence or misconduct or enter into formal arrangements to reduce such potential liability.

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Although the Common Stock has been approved for trading on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop or be sustained after the Offering. The initial public offering price was determined by negotiations between management of the Company and the representatives of the Underwriters (the "Representatives") and may not be indicative of the market price of the Common Stock after the Offering. For a description of factors considered in determining the initial public offering price, see "Underwriting." The securities markets have from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies. In addition, factors such as announcements of technological innovations, new products or services or new client engagements by the Company or its competitors or third parties, as well as market conditions in the IT services industry, may have a significant impact on the market price of the Common Stock. See "Business--Competition" and "Underwriting."

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation, the Company's Amended and Restated Bylaws (the "Bylaws") and the Delaware General Corporation Law (the "DGCL") include provisions that may be deemed to have anti-takeover effects and may delay, deter or prevent a takeover that stockholders might consider in their best interests. These provisions include the ability of the Board of Directors, without stockholder approval, to have the Company issue shares of preferred stock in one or more series with such rights, obligations and preferences as the Board of Directors may provide, a provision under which only certain officers, the Board of Directors and stockholders holding not less than 30% of the outstanding shares of Common Stock may call meetings of stockholders and certain advance notice procedures for nominating candidates for election to the Board of Directors. Directors of the Company are divided into three classes and are elected to serve staggered three-year terms. These provisions may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest for the election of a majority of the Board of Directors, may discourage bids for the Common Stock at a premium over the market price and may deter efforts to obtain control of the Company. See "Management--Directors and Executive Officers" and "Description of Capital Stock--Certain Provisions Affecting Control of the Company."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of shares of Common Stock in the public market or the availability of such shares for future sale could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. The Company and its executive officers and directors and the Selling Stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Common Stock or any options or warrants to acquire shares of Common Stock, or announce the intention to do any of the foregoing, until 180 days after the date of this Prospectus without the prior written consent of Parker/Hunter Incorporated, on behalf of the Underwriters. Promptly following completion of the Offering, the Company also intends to file a registration statement on Form S-8 with the Commission registering the 750,000 shares of Common Stock reserved for issuance under the 1997 Plan. See "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. At the initial public offering price of $10.00 per share, purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution of $7.79 in the pro forma net tangible book value per share of Common Stock. See "Dilution."

POSSIBLE ISSUANCES OF PREFERRED STOCK

     Shares of Preferred Stock may be issued by the Company in the future without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock--Preferred Stock."

BENEFITS OF THE OFFERING TO EXISTING STOCKHOLDERS

     Existing stockholders of the Company are expected to realize certain benefits as a result of the Offering, including the anticipated creation of a public market for the Common Stock and unrealized gains represented by the difference between the value of their shares of Common Stock following completion of the Offering and the amount paid by the existing stockholders for their shares. In addition, the Principal Stockholder is selling 400,000 shares of Common Stock in the Offering and will realize a net gain (after deduction of the underwriting discount) of approximately $3,700,000 from its sale of shares. Also, as a result of repayment by the Company of certain indebtedness with a portion of the net proceeds of the Offering, Mr. Mallya, Chairman of the Company and the beneficial owner of the Principal Stockholder, will be released from his guarantee of such indebtedness. See "Use of Proceeds," "Dilution" and "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

SIGNIFICANT UNALLOCATED NET PROCEEDS

     A substantial portion of the anticipated net proceeds of the Offering has not been designated for specific uses. Therefore, the Board of Directors will have broad discretion with respect to the use of such portion of the net proceeds of the Offering. See "Use of Proceeds."

ABSENCE OF DIVIDENDS

     The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future and intends to retain earnings, if any, to develop, operate and expand its business. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company (after deduction of the underwriting discount and estimated offering expenses payable by the Company) will be $13,450,000. The Company expects to use the net proceeds from the Offering as follows: (i) approximately $3,200,000 for the development of a recruiting and training center in India by June 1998, and the purchase of hardware and software with respect thereto; (ii) approximately $300,000 for the establishment of four offshore recruiting offices over the next two years; (iii) repayment of the Company's obligations to PNC Bank, National Association ("PNC") under a Committed Line of Credit (the "Line of Credit"); and (iv) general corporate purposes, including working capital. The outstanding balance under the Line of Credit as of September 30, 1997 was $775,000, with amounts outstanding bearing interest at a variable annual rate equal to 0.5% in excess of PNC's prime rate. As of September 30, 1997, the annual interest rate under the Line of Credit was 9.0%. The Company's obligations under the Line of Credit mature on August 30, 1998.

     The foregoing represents the Company's best estimate of its use of the net proceeds based upon its current plans, certain assumptions regarding industry and general economic conditions and the Company's future revenues and expenditures. The Company reserves the right to increase or decrease the proceeds allocated to expansion of its existing operations if the costs of such expansion are higher or lower than currently anticipated or if the Company decides to fund additional expansion projects beyond those currently planned. Pending such uses, the net proceeds of the Offering will be invested in short-term, investment-grade, interest-bearing securities. The principal purposes of the Offering are to obtain additional working capital, create a public market for the Common Stock and facilitate future access by the Company to public equity markets. See "Business--Business Strategies." The Company currently anticipates that the proceeds from the Offering, together with its other existing sources of liquidity and cash generated from operations, will be sufficient to fund its cash needs and currently planned future operations at least through the next 24 months. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

     The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. The Principal Stockholder has agreed that, no later than the completion of the Offering, the Company will be reimbursed for expenses incurred by the Company on behalf of the UB Group during 1997. See "Management--Compensation Committee Interlocks and Insider Participation."

                                DIVIDEND POLICY

     The Company currently intends to retain all of its future earnings to fund growth and the operation of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The payment in the future of cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the total capitalization of the Company as of June 30, 1997, and as adjusted to give effect to the sale of the 1,500,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom as described in "Use of Proceeds." The following table should be read in conjunction with the financial statements of the Company and related notes thereto included elsewhere in this Prospectus:

                                                                             (IN THOUSANDS)
                                                                              JUNE 30, 1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         ------      -----------
Short-term debt(1)..................................................     $  500        $    --
                                                                         ======        =======

Long-term debt......................................................         --             --

Stockholders' equity:
  Preferred stock, $.01 par value; 2,000,000 shares authorized; no
     shares outstanding.............................................         --             --
  Common stock, $.01 par value; 20,000,000 shares authorized;
     5,000,000 shares issued and outstanding; 6,500,000 shares
     issued and outstanding, as adjusted(2).........................          3             18
  Additional paid-in capital........................................         --         13,435
  Retained earnings.................................................        904            904
                                                                         ------        -------
     Total stockholders' equity.....................................        907         14,357
                                                                         ------        -------
          Total capitalization......................................     $  907        $14,357
                                                                         ======        =======

---------

(1) Represents borrowings under the Line of Credit. Upon completion of the Offering, a portion of the net proceeds will be used to repay these borrowings. See "Use of Proceeds."

(2) Excludes an aggregate of 750,000 shares of Common Stock reserved for issuance under the 1997 Plan. See "Management--Stock Option Plan."

                                    DILUTION

     As of June 30, 1997, the Company's net tangible book value was approximately $907,000 or $0.18 per share. Net tangible book value per share represents the Company's total tangible assets less the Company's total liabilities, divided by the aggregate number of shares of Common Stock outstanding. After giving effect to the sale of the 1,500,000 shares of Common Stock offered by the Company hereby at the initial public offering price of $10.00 per share and less the underwriting discount and estimated other expenses payable by the Company in connection with the Offering and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at June 30, 1997 would have been $14,357,000 or $2.21 per share. This amount represents an immediate increase in net tangible book value of $2.03 per share to existing stockholders and an immediate dilution of $7.79 per share to purchasers of Common Stock in the Offering. The following table illustrates this per share dilution:

     Initial public offering price per share...........................             $10.00
          Net tangible book value per share at June 30, 1997...........   $ 0.18
          Increase in net tangible book value per share attributable to
           new investors...............................................     2.03
                                                                          ------
     Pro forma net tangible book value per share after the Offering....               2.21
                                                                                    ------
     Dilution in net tangible book value per share to new investors....             $ 7.79
                                                                                    ======

     The following table sets forth, on a pro forma basis as of June 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and new investors at the initial public offering price of $10.00 per share before deducting the underwriting discount and estimated other expenses payable by the Company in connection with the Offering, and does not reflect the sale of the Common Stock by the Selling Stockholders in the
Offering:

                                               SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                             --------------------     ----------------------    PRICE PER
                                              NUMBER      PERCENT       AMOUNT       PERCENT      SHARE
                                             ---------    -------     -----------    -------    ---------
Existing stockholders(1)..................   5,000,000      76.9%     $     3,000          *          **
New investors(1)..........................   1,500,000       23.1      15,000,000     100.0%     $ 10.00
                                             ---------      -----     -----------      -----
  Total...................................   6,500,000     100.0%     $15,003,000     100.0%
                                             =========      =====     ===========      =====

---------

 *Less than one-tenth of one percent.

**Less than $0.01 per share.

(1) Sales by the Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 4,500,000, or 69.2% of the total shares of Common Stock outstanding after the Offering (4,200,000 shares or 64.6% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 2,000,000, or 30.8% of the total shares of Common Stock outstanding after the Offering (2,300,000 shares or 35.4% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders" and "Underwriting."

     The information in the table above excludes the effect of options to purchase 437,500 shares of Common Stock granted on the date hereof, all of which have an exercise price per share equal to the initial public offering price. See "Management--Stock Option Plan," "Shares Eligible for Future Sale" and "Principal and Selling Stockholders."

                            SELECTED FINANCIAL DATA

     The selected financial data presented below for each of the three years ended December 31, 1996 and for the six months ended June 30, 1997 have been derived from the financial statements included elsewhere in this Prospectus which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data for the period from the Company's inception to December 31, 1993 has been derived from financial statements that are not included herein. The selected financial data for the six months ended June 30, 1996 has been derived from the Company's unaudited interim financial statements contained elsewhere in this Prospectus. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the year ending December 31, 1997. The following data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Business," "Risk Factors" and the financial statements and related notes thereto included elsewhere in this Prospectus.

                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                         SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,               ENDED JUNE 30,
                                          -------------------------------------      ------------------
        INCOME STATEMENT DATA:            1993(1)     1994      1995      1996        1996        1997
                                          -------    ------    ------    ------      ------      ------
Revenues...............................   $   17     $  303    $1,454    $9,072      $3,411      $8,685
Cost of revenues.......................       16        178       994     6,373       2,455       5,983
                                          -------    ------    ------    ------      ------      ------
Gross profit...........................        1        125       460     2,699         956       2,702
Selling, general and administrative
  expense..............................       --        120       452     2,227(2)      871(2)    1,538
                                          -------    ------    ------    ------      ------      ------
Income from operations.................        1          5         8       472          85       1,164
Interest expense.......................       --         --        --        23           9          21
                                          -------    ------    ------    ------      ------      ------
Income before income taxes.............        1          5         8       449          76       1,143
Provision for income taxes.............       --          2         5       230          39         465
                                          -------    ------    ------    ------      ------      ------
Net income.............................   $    1     $    3    $    3    $  219      $   37      $  678
                                          ======     ======    ======    ======      ======      ======
Net income per share...................   $ 0.00     $ 0.00    $ 0.00    $ 0.04      $ 0.01      $ 0.14
                                          ======     ======    ======    ======      ======      ======
Weighted average shares outstanding....    5,000      5,000     5,000     5,000       5,000       5,000

                                                         DECEMBER 31,                       JUNE 30,
                                             -------------------------------------      ----------------
           BALANCE SHEET DATA:               1993(1)     1994      1995      1996        1996      1997
                                             -------    ------    ------    ------      ------    ------
  Working capital.........................   $    4     $    7    $  (25)   $  179      $    1    $  833
  Total assets............................       16        120       619     2,601       1,827     4,882
  Total debt..............................       --         --        78       300         250       500
  Total stockholders' equity..............        4          7        10       229          47       907

---------

(1) The Company commenced operations on July 19, 1993.

(2) Includes expenses of $257,000 and $125,000 for the year ended December 31, 1996 and the six months ended June 30, 1996, respectively, incurred on behalf of the UB Group. Beginning January 1, 1997, such expenses ceased to be incurred by the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The following discussion should be read in conjunction with "Selected Financial Data" and the financial statements of the Company and related notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

     UBICS, founded in 1993, is a rapidly growing provider of IT professional services to large and mid-sized organizations. UBICS provides its clients with a wide range of professional services in such areas as client/ server design and development, ERP package implementation and customization, applications maintenance programming and database administration. UBICS' services are provided on a time-and-materials basis to client-managed projects, with UBICS IT professionals providing integral support as project team members. The Company currently has offices in the Pittsburgh, Pennsylvania and San Francisco, California areas.

     The Company's revenues are based on the hourly billing of its IT professionals. Revenue is recognized as services are provided. The Company has increased the average billing rates of its IT professionals as the demand for skilled and experienced professionals has expanded, in particular for IT professionals placed on ERP package implementation and customization projects. As of September 30, 1997, 44 IT professionals, or approximately 23% of the Company's deployed IT professionals, were placed on such projects.

     UBICS effectively minimizes the number of days IT professionals are not assigned to projects by proactively marketing these professionals to clients. Resource managers closely monitor the availability of IT professionals and utilize subcontractors when UBICS IT professionals are unavailable. The Company maintains strong relationships with nearly 50 subcontractors located worldwide. Approximately 44% of the Company's revenues were derived from IT professionals deployed from subcontractors for the six months ended June 30, 1997. As of September 30, 1997, IT professionals deployed from subcontractors comprised 83 of the Company's 191 deployed IT professionals. The Company believes that its network of subcontractors enables it to maintain closer relationships with clients by fulfilling more of their needs for IT professional services. Management believes that as the Company increases its investment in recruiting and retaining qualified IT professionals, the ratio of UBICS IT professionals to subcontractor IT professionals will increase.

     Since inception the Company has developed relationships with 130 clients in a range of industries and currently has IT professionals deployed at over 80 of these clients. Although the Company's five largest clients accounted for approximately 37% of revenues for the first six months of 1997, this revenue concentration has steadily decreased since the Company's inception. The Company believes that the continuing growth in its client base will further reduce the percentage of revenue attributable to its largest clients. The Company's strategy is to continue to provide services to clients across the U.S. in a range of industries, in order to reduce credit risk from conditions or occurrences within any specific industry or region in which these clients operate.

     The Company's strategy for maintaining strong revenue growth, maintaining or improving margins and enhancing overall financial performance includes: (i) continuing its focus on higher value-added services, such as ERP package services; (ii) increasing its investment in systems and facilities necessary to support continued growth; (iii) establishing a recruiting and training center in India by June 1998; and (iv) establishing offices in South Africa, the United Kingdom, Singapore and the Middle East, where the UB Group has an established presence, during the second half of 1998 and during 1999 to increase the Company's recruiting depth.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of revenues:

                                                                PERCENTAGE OF REVENUES
                                                     ---------------------------------------------
                                                                                     SIX MONTHS
                                                      YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1996      1997
                                                     -----     -----     -----     -----     -----
Revenues.........................................    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of revenues.................................     58.8      68.3      70.3      72.0      68.9
                                                     -----     -----     -----     -----     -----
Gross profit.....................................     41.2      31.7      29.7      28.0      31.1
Selling, general and administrative expense......     39.5      31.1      24.5      25.5      17.7
                                                     -----     -----     -----     -----     -----
Income from operations...........................      1.7       0.6       5.2       2.5      13.4
Interest expense.................................       --        --       0.3       0.3       0.2
                                                     -----     -----     -----     -----     -----
Income before income taxes.......................      1.7       0.6       4.9       2.2      13.2
Provision for income taxes.......................      0.7       0.4       2.5       1.1       5.4
                                                     -----     -----     -----     -----     -----
Net income.......................................      1.0%      0.2%      2.4%      1.1%      7.8%
                                                     =====     =====     =====     =====     =====

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

  Revenues

     Revenues for the six months ended June 30, 1997 were $8.7 million, compared to $3.4 million for the six months ended June 30, 1996, an increase of $5.3 million, or 155%. Approximately 75% of the increase in revenues was due to an increase in the number of IT professionals deployed to provide services to new and existing clients and approximately 25% of the increase in revenues was due to higher average hourly billing rates resulting from a shift toward higher value-added services including ERP-related services as well as increased demand for IT professionals. The number of deployed IT professionals increased to 169 at June 30, 1997 from 93 at June 30, 1996, and the Company broadened its client base to 130 clients in the first six months of 1997 from 57 clients in the first six months of 1996.

  Gross Profit

     Gross profit consists of revenues less cost of revenues. Cost of revenues is comprised principally of IT professional salaries and benefits, including subcontractor professional costs and relocation expenses. Gross profit for the first six months of 1997 was $2.7 million, compared to $956,000 for the first six months of 1996, an increase of $1.7 million, or 183%. Gross profit as a percentage of revenues increased to 31.1% for the first six months of 1997 compared to 28.0% for the first six months of 1996. The increase in gross profit as a percentage of revenues resulted primarily from a higher number of IT professionals deployed in client engagements involving higher value-added services, including ERP package implementation and customization services.

  Selling, General and Administrative Expense

     Selling, general and administrative expense consists of costs associated with the Company's sales and marketing efforts, executive, finance and human resource functions, facilities, telecommunications and other general overhead expenses. Selling, general and administrative expense for the first six months of 1997 was $1.5 million, compared to $871,000 for the first six months of 1996, an increase of $667,000, or 77%. Selling, general and administrative expense as a percentage of revenues decreased to 17.7% for the first six months of 1997 from 25.5% for the first six months of 1996. The increase in expense was primarily due to increases in salaries, commissions and other personnel costs to support the Company's growth. This increase was partially offset by the absence of expenses incurred on behalf of the UB Group for the first six months of 1997, which totaled $125,000 for the first six months of 1996. The decrease as a percentage of revenues was primarily due to the Company's ability to support its revenue growth without a proportionate increase in management or marketing personnel and associated costs.

  Interest Expense

     Interest expense for the first six months of 1997 was $21,000, compared to $9,000 for the first six months of 1996, an increase of $12,000, or 131%. Such increase was due to increased average borrowings under the Line of Credit.

  Provision for Income Taxes

     The Company's effective tax rate was 40.7% for the first six months of 1997 compared to 51.2% for the first six months of 1996. The primary reason for the higher effective tax rate for the first six months of 1996 was related to the delayed filing of tax returns pending a review of the structure of the UB Group companies in the U.S.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues

     Revenues for the year ended December 31, 1996 were $9.1 million, compared to $1.5 million for the year ended December 31, 1995, an increase of $7.6 million, or 524%. Approximately 85% of the increase in revenues was due to an increase in the number of IT professionals deployed to provide services to new and existing clients and approximately 15% of the increase in revenues was due to higher average hourly billing rates resulting from increased demand for IT professionals. The number of deployed IT professionals increased to 110 at December 31, 1996 from 40 at December 31, 1995, and the Company broadened its client base to 79 clients in 1996 from 27 clients in 1995.

  Gross Profit

     Gross profit for 1996 was $2.7 million, compared to $460,000 for 1995, an increase of $2.2 million, or 486%. Gross profit as a percentage of revenues decreased to 29.7% for 1996 from 31.7% for 1995. The decrease in gross profit as a percentage of revenues resulted primarily from higher average costs for IT professionals due to the increased demand for such professionals.

  Selling, General and Administrative Expense

     Selling, general and administrative expense for 1996 was $2.2 million, compared to $452,000 for 1995, an increase of $1.8 million, or 392%. Selling, general and administrative expense as a percentage of revenues decreased to 24.5% for 1996 from 31.1% for 1995. The increase in expense was primarily due to increases in salaries, commissions and other personnel costs to support the Company's growth. The increase in expense was also due to expenses of $257,000 for 1996 incurred on behalf of the UB Group. The decrease as a percentage of revenues was primarily due to increased operating efficiencies.

  Interest Expense

     Interest expense for 1996 was $23,000, reflecting borrowings under the Line of Credit. The Company had no interest expense for 1995.

  Provision for Income Taxes

     The Company's effective tax rate was 51.2% for 1996. The primary reasons for the difference between the effective tax rate and the federal statutory rate of 34% are (i) state income taxes and (ii) the delayed filing of tax returns pending a review of the structure of the UB Group companies in the U.S. On September 8, 1997, the Company filed its 1995 and 1996 federal and state income tax returns and paid such taxes and estimated penalties and interest. Due to the low levels of income recorded for 1995 and prior periods, the Company believes that the effective tax rates for these periods are not meaningful.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues

     Revenues for the year ended December 31, 1995 were $1.5 million, compared to $303,000 for the year ended December 31, 1994, an increase of $1.2 million, or 380%. Approximately 83% of the increase in revenues was due to an increase in the number of IT professionals deployed to provide services to new and existing clients and approximately 17% of the increase in revenues was due to higher average hourly billing rates resulting from increased demand for IT professionals. The number of deployed IT professionals increased to 40 at December 31, 1995 from four at December 31, 1994 and the Company broadened its client base to 27 clients in 1995 from seven in 1994.

  Gross Profit

     Gross profit for 1995 was $460,000, compared to $125,000 for 1994, an increase of $335,000, or 269%. gross profit as a percentage of revenues decreased to 31.7% for 1995 from 41.2% for 1994. The decrease in gross profit as a percentage of revenues resulted primarily from the diminished impact of IT professionals being supplied at favorable rates on a subcontractor basis by an affiliate of the UB Group. This relationship was terminated in March 1996. See "Management--Compensation Committee Interlocks and Insider Participation."

  Selling, General and Administrative Expense

     Selling, general and administrative expense for 1995 was $452,000, compared to $120,000 for 1994, an increase of $332,000, or 278%. Selling, general and administrative expense as a percentage of revenues decreased to 31.1% for 1995 from 39.5% for 1994. The decrease as a percentage of revenues was a result of the Company's ability to support its revenue growth without a proportionate increase in management or marketing personnel and associated costs.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal uses of cash have been to fund receivables and other working capital, reflecting the Company's rapid growth. The Company has financed its working capital requirements through internally generated funds, borrowings under the Line of Credit and loans and advances from certain UB Group affiliates. Net cash provided by (used by) operating activities was $(115,000), $(181,000), $0 and $35,000 for the first six months of 1997 and for the years ended December 31, 1996, 1995, 1994, respectively. The Principal Stockholder has agreed, no later than the completion of the Offering, to repay expenses incurred by the Company on behalf of the UB Group during 1997. See "Management--Compensation Committee Interlocks and Insider Participation."

     Capital expenditures for the first six months of 1997 and for 1996, 1995 and 1994 were $31,000, $25,000, $38,000 and $0, respectively. Except as set forth below, the Company currently has no material commitments for capital expenditures.

     The Company intends to use approximately $3.5 million of the net proceeds of the Offering to expand its existing operations, including approximately $3.2 million for the establishment of a recruiting and training center in India by June 1998 (including the purchase of hardware and software with respect thereto) and approximately $300,000 for the establishment of four offshore recruiting offices over the next two years. The Company will also use a portion of the net proceeds of the Offering to repay the principal amount outstanding under the Line of Credit, which was $775,000 as of September 30, 1997, plus accrued interest on the closing date of the Offering. As of September 5, 1997, the amount available under the Line of Credit was increased to $1.0 million. Amounts outstanding under the Line of Credit bear interest at a variable annual rate equal to 0.5% in excess of PNC's prime rate. As of September 30, 1997, the annual interest rate under the Line of Credit was 9.0%. The indebtedness under the Line of Credit was incurred by the Company for working capital and other corporate purposes. The indebtedness under the Line of Credit is guaranteed by Mr. Mallya, the Company's Chairman. Upon completion of the Offering, (i) the Company will repay the outstanding indebtedness under the Line of Credit and
(ii) PNC has agreed to release Mr. Mallya's guarantee.

     The Company currently anticipates that the proceeds from the Offering, together with the existing sources of liquidity and cash generated from operations, will be sufficient to satisfy its cash needs at least through the next 24 months.

QUARTERLY RESULTS

     The following table sets forth certain items included in the Company's unaudited statements of income for the six quarters ended June 30, 1997. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                    (IN THOUSANDS)
                                                                     QUARTER ENDED
                                            ---------------------------------------------------------------
                                            MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                              1996       1996       1996       1996       1997       1997
                                            --------   --------   --------   --------   --------   --------
Revenues..................................   $1,223     $2,188     $2,738     $2,923     $3,633     $5,052
Cost of revenues..........................      899      1,556      1,863      2,055      2,583      3,400
                                             ------     ------     ------     ------     ------     ------
Gross profit..............................      324        632        875        868      1,050      1,652
Selling, general and administrative
  expense.................................      304        567        673        683        766        772
                                             ------     ------     ------     ------     ------     ------
Income from operations....................       20         65        202        185        284        880
Interest expense..........................        4          5          7          7         10         11
                                             ------     ------     ------     ------     ------     ------
Income before income taxes................       16         60        195        178        274        869
Provision for income taxes................        8         31        100         91        111        354
                                             ------     ------     ------     ------     ------     ------
Net income................................   $    8     $   29     $   95     $   87     $  163     $  515
                                             ======     ======     ======     ======     ======     ======

                                                                PERCENTAGE OF REVENUES
                                            ---------------------------------------------------------------
                                            MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                              1996       1996       1996       1996       1997       1997
                                            --------   --------   --------   --------   --------   --------
Revenues..................................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues..........................     73.5       71.1       68.0       70.3       71.1       67.3
                                              -----      -----      -----      -----      -----      -----
Gross profit..............................     26.5       28.9       32.0       29.7       28.9       32.7
Selling, general and administrative
  expense.................................     24.9       25.9       24.6       23.4       21.1       15.3
                                              -----      -----      -----      -----      -----      -----
Income from operations....................      1.6        3.0        7.4        6.3        7.8       17.4
Interest expense..........................      0.3        0.3        0.3        0.2        0.3        0.2
                                              -----      -----      -----      -----      -----      -----
Income before income taxes................      1.3        2.7        7.1        6.1        7.5       17.2
Provision for income taxes................      0.7        1.4        3.6        3.1        3.0        7.0
                                              -----      -----      -----      -----      -----      -----
Net income................................      0.6%       1.3%       3.5%       3.0%       4.5%      10.2%
                                              =====      =====      =====      =====      =====      =====

     The Company's revenue and operating results are subject to significant variation from quarter to quarter depending on a number of factors, including the timing and number of client projects commenced and completed during the quarter, the number of working days in a quarter, and IT professional deployment, hiring, attrition and utilization rates. Because a significant percentage of the Company's selling, general and administrative expense is relatively fixed, variations in revenues may cause significant variations in operating results. Due to seasonal business fluctuations resulting in fewer working days, the Company's increase in revenues, gross profit, and income from operations as a percentage of revenues tend to be lower for the fourth fiscal quarter than for the first three fiscal quarters.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123, companies may elect to account for stock-based compensation plans using a fair-value-based method or may continue measuring compensation expense for those plans using the intrinsic-value-based method. Companies electing to continue using the intrinsic-value-based method must provide pro forma disclosure of net income and earnings per share as if the fair-value-based method had been applied. Management intends to account for stock-based compensation using the intrinsic-value-based method and, as such, SFAS No. 123 will not have an impact on the Company's results of operations or financial position. The required disclosure will be provided in the Company's financial statements after stock options have been granted.

     The FASB also recently issued SFAS No. 128, "Earnings Per Share," and SFAS No. 129, "Disclosure of Information about Capital Structures." SFAS No. 128 was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement, upon adoption, will require all prior period earnings per share ("EPS") data to be restated to conform to the provisions of the statement. This statement's objective is to simplify the computations of EPS and to make the U.S. standard for EPS computations more compatible with that of the International Accounting Standards Committee. The Company will adopt SFAS No. 128 beginning with its fiscal year ending December 31, 1997. The adoption of SFAS No. 128 will have no impact on the Company's reported EPS.

     SFAS No. 129 was issued in February 1997 and is effective for fiscal periods ending after December 15, 1997. This statement, upon adoption, will require all companies to provide specific disclosure regarding their capital structure. SFAS No. 129 will specify the disclosure for all companies, including descriptions of their capital structure and the contractual rights of the holders of such securities. The Company will adopt SFAS No. 129 beginning with its fiscal year ending December 31, 1997 and does not anticipate that the adoption of SFAS No. 129 will have a significant impact on its disclosure.

                                    BUSINESS

     UBICS is a rapidly growing provider of IT professional services to large and mid-sized organizations. UBICS provides its clients with a wide range of professional services in such areas as client/server design and development, ERP package implementation and customization, applications maintenance programming and database administration. UBICS' services are provided on a time-and-materials basis to client-managed projects, with UBICS IT professionals providing integral support as project team members. Since commencement of full operations in 1994, the Company's revenues have grown from $303,000 for 1994 to $9.1 million for 1996 and to $5.1 million for the quarter ended June 30, 1997. The Company attributes its growth in revenues in 1997 primarily to an increased focus on higher value-added services, particularly ERP package implementation and customization services.

     In the first six months of 1997, UBICS provided IT professional services to over 80 clients in a range of industries and locations. The Company's clients include Caterpillar, CompUSA, El Paso Natural Gas, Fruit of the Loom, Ralston Purina and The Hartford. UBICS' high standards for responsiveness and service quality promote growing client relationships and recurring revenues. The Company believes that its centralized, low-overhead operating model enables it to respond quickly to client demand for IT professional services. UBICS meets this demand through its employed IT professionals and its management of an extensive network of subcontractors. The Company currently has approximately 200 IT professionals deployed with its clients in the U.S.

     One of the key factors supporting UBICS' growth has been its ability to recruit and deploy, on short notice, skilled IT professionals. The Company recruits IT professionals from India and other countries worldwide. In order to ensure a continuous supply of IT professionals for higher value-added specialties, the Company intends to use a portion of the proceeds of the Offering to establish a recruiting and training center in India by June 1998. The Company will use this center to enhance its recruiting efforts and to train its IT professionals prior to placement. The Company also selectively uses the substantial resources and established reputation of its affiliate, the UB Group, to support its recruiting efforts. The UB Group is a multinational group of companies headquartered in India. See "--The UB Group," "Management-- Compensation Committee Interlocks and Insider Participation" and "Certain Transactions."

THE IT SERVICES INDUSTRY

     The growing worldwide demand for IT services has been driven by the increasing reliance on IT as a strategic tool for addressing critical business issues. Intense competition, deregulation, globalization and technological innovation are accelerating the rate of change in business. Organizations face constant pressures to improve product and service quality, reduce costs, increase responsiveness, improve operating efficiencies and strengthen customer relationships. In order to achieve these objectives, organizations are re-engineering their business processes and improving the information systems which enable and support the re-engineered processes. Simultaneously, rapid advances in technology have accelerated demand for the transition from mainframe to client/server architectures and from separate systems to enterprise-wide integrated applications.

     As a result of the variety and complexity of new technologies, IT departments must integrate and manage distributed computing environments consisting of multiple operating systems, databases, programming languages and networking protocols. IT departments must also implement custom and packaged software applications to support business objectives. In many cases, the organization's internal IT staff lacks the skills necessary to address these changing technologies. IT departments have also been overwhelmed by the large number of software applications that need to be rewritten, re-engineered or converted in order to effect the transition to newer technologies and address issues such as the Year 2000 problem.

     Faced with the challenge of implementing and operating more complex information systems, many organizations are increasingly utilizing experienced third-party IT service providers to assist in the development, implementation and maintenance of IT solutions and services. Utilizing third-party IT service providers: (i) allows a company's management to focus on core business operations; (ii) increases the ability to adapt to and keep pace with rapidly changing and increasingly complex technologies; (iii) provides access to specialized technical skills on a temporary, project-by-project basis; (iv) better matches staffing requirements to current needs, converting fixed labor costs into variable costs; and (v) reduces the cost of recruiting, training and terminating employees as evolving technologies require new programming skill sets.

     A significant change has also occurred in recent years within the population of IT professionals. These professionals increasingly are choosing to work as consultants for IT service providers rather than as employees of a single organization's IT department. IT professionals are attracted by the ability of IT service providers to continually place them on new projects in diverse industries and work environments, keep them current in technology and develop their technical careers. In addition, such professionals generally are able to maintain compensation levels comparable to or higher than that of similarly skilled, full-time employees of end-user companies.

     These factors have resulted in significant growth in the IT services market. According to industry sources, the worldwide market for IT services was estimated at $140 billion in 1996, with a projected market of $258 billion in the year 2000. The U.S. IT services market is projected to grow from $56 billion in 1996 to $97 billion in the year 2000.

     The Company believes that the following key industry trends will have a major influence on the IT services market:

  Shortage of IT Professionals

     There is a growing shortage of IT professionals in developed countries, particularly the U.S., Western Europe and Japan. As companies continue to migrate from centralized mainframe architectures to distributed client/server technologies, the demand for IT professionals will rise. As an example, an industry source predicts a 60% increase in the number of organizations utilizing client/server platforms through the year 2000. In addition, the Year 2000 problem and Euro-currency conversions will exacerbate the shortage of IT professionals over the next several years.

  Growth in ERP Software

     Organizations are increasingly turning to ERP software applications such as Baan, PeopleSoft and Oracle. ERP packages typically consist of integrated production, distribution, order entry and financial applications, enabling a single transaction to affect all relevant areas of a company's operations. By customizing and deploying these large, integrated applications packages, organizations seek to replace, on a global, enterprise-wide basis, their aging legacy applications, which have limited functionality and integration. However, the implementation of these packages is a major undertaking and requires highly specialized skill sets and functional expertise, which are in short supply and command higher compensation.

  Increasing Maintenance and Conversion Requirements

     Many businesses and government organizations are currently faced with major computer maintenance and conversion projects, including those related to the Year 2000 problem and required Euro-currency conversions. Industry sources estimate that a medium-sized company will spend approximately $4.0 million on the Year 2000 problem, and that the total cost worldwide may exceed $300 billion. These one-time projects are occurring at the same time as demand is increasing for major system upgrades and for conversion to advanced systems.

BUSINESS STRATEGIES

     UBICS' objective is to become a leading worldwide provider of IT services by continuing its record of growth. The Company's business strategies leverage the Company's strengths, distinguish UBICS from its competitors and position it to capitalize on market opportunities for growth. The key elements of these strategies are discussed below:

  Cultivate and Expand Client Base

     UBICS seeks to add new clients and enhance existing client relationships by continuing to expand its sales and marketing efforts. These expanded efforts include hiring additional sales personnel, marketing in new geographic territories, leveraging existing customers to gain referrals, offering new services, increasing market awareness of the Company through advertising and attendance at technology conferences and selectively opening new offices. The Company recently opened an office in the San Francisco area to increase its base of clients in California, particularly the Silicon Valley market. The Company's sales professionals seek to maintain close contact with existing clients and visit client sites on a regular basis. Also, the Company's use of its network of subcontracting firms enables it to better meet client needs by providing access to a broader selection of skilled IT professionals.

  Attract and Retain High-Quality IT Professionals

     UBICS' growth has been driven by its ability to recruit and deploy, on short notice, experienced IT professionals. The Company benefits from the established reputation of its affiliate, the UB Group, and plans to establish a recruiting and training center in India by June 1998 to enhance its recruiting efforts there and to increase the skill base of its IT professionals. The Company also plans, during the second half of 1998 and during 1999, to establish offices in South Africa, the United Kingdom, Singapore and the Middle East, where the UB Group has an established presence, in order to increase its recruiting depth.

  Leverage Centralized Low-Overhead Operating Model

     UBICS has a centralized approach to selling and servicing its U.S. client base. The Company currently serves over 80 clients in 28 states from its corporate headquarters in Pittsburgh, Pennsylvania. This strategy has provided the Company with the benefits of a national presence without the costs associated with a large network of relatively autonomous branch offices. While the Company has recently opened an office in the San Francisco area and may selectively open other branch sales and marketing offices, these offices will leverage the Company's headquarters infrastructure and add only incremental overhead costs.

  Provide ERP Software Services

     UBICS leverages its client/server expertise by providing implementation and customization services for Baan, PeopleSoft and Oracle ERP packages. A number of the Company's IT professionals are trained on these ERP packages and the Company intends to open a recruiting and training center in India to train additional IT professionals on such packages. In addition, the Company is seeking alliances with ERP applications vendors in order to increase its presence in this area. During the quarter ended June 30, 1997, the Company placed 15 IT professionals on ERP projects. For the month ended August 31, 1997, the Company derived approximately 30% of its revenues from IT professionals deployed on ERP projects.

  Continually Broaden Range of Services

     UBICS provides its clients with a wide range of professional services, which enables it to meet the critical needs of its clients on short notice, for a range of projects in such areas as client/server design and development, ERP package implementation and customization, applications maintenance programming and database administration. The Company intends to continually broaden the range of services it offers, particularly in higher value-added specialties, in order to better meet the needs of its clients. Included among such services are Year 2000 and Euro-currency conversions. After the Company establishes its offshore recruiting offices, it also intends to evaluate the establishment of an offshore software development center to cost-effectively meet clients' needs for outsourced projects.

SERVICES

     The Company's IT professionals help clients identify, analyze and solve data processing and computing problems in such areas as: (i) client/server design and development; (ii) ERP package implementation and customization; (iii) applications maintenance programming, including Year 2000 conversion services; and (iv) database and system administration. These services are provided in a variety of computing environments utilizing leading technologies including client/server architectures, object-oriented programming languages and tools, distributed database management systems, computer-aided software engineering ("CASE") tools, ERP packages, groupware and advanced networking and communications technologies. The Company's engagements cover every aspect of the life cycle of computer systems, from strategy and design to development and implementation and, finally, to maintenance and support.

     All of the Company's services are provided on a time-and-materials basis with UBICS IT professionals providing services as members of the client's project team. Generally, these services are provided on-site to clients whose current personnel do not have the requisite technical skills or to clients with specific projects requiring additional staffing that do not justify permanent personnel increases. The scope of the work performed by the Company ranges from specific, minor tasks of three months in duration involving a single IT professional to large, complex tasks that require several IT professionals for a year or longer. Examples of larger tasks include developing new client/server systems and maintaining mature mainframe systems that cannot be quickly replaced.

     ERP software services consist primarily of assisting clients in implementing and customizing package application software on client/server systems. Clients seeking these services are generally businesses that are migrating from legacy mainframe applications or are implementing enterprise-wide client/server architectures. The Company believes that as package software companies such as Baan and PeopleSoft further enhance the functionality and performance of their products and such products become more widely used, ERP software services will continue to present an increasing opportunity for the Company.

     The Company will seek to expand the volume of ERP software services that it provides by developing relationships with package software firms. In addition, the Company intends to use a portion of the proceeds of the Offering to purchase additional hardware and software and supporting facilities that will enable it to train its IT professionals in the use and implementation of such ERP package software. The market for ERP software services is an attractive one for the Company because such projects have a longer duration, are billed at higher rates and carry higher margins.

     The Company continually adjusts the scope of services which it provides in order to meet the changing needs of its clients. For example, the Company has recently begun to provide Year 2000 services. As demand for a new service arises, the Company intends to recruit and train IT professionals to meet such demand.

The Company's services are described below:

---------------------------------------------------------------------------------------------
       UBICS SERVICES                   METHODS/TOOLS                    DESCRIPTION
 Client/Server Design and       - Tools/Languages:                - System design
 Development                      PowerBuilder, Visual Basic,     - Requirements analysis and
                                  Developer 2000, Delphi, SQL       definition
                                  Windows, Visual C++, Java,      - Data modeling
                                  Lotus Notes, Smalltalk          - Prototyping
                                                                  - Development
                                - Databases: Oracle,              - Testing and implementation
                                  Informix,                       - Network design
                                  Sybase, SQL Server, Unify       - Internet/intranet solutions
                                                                  - Legacy transformation/
                                - CASE Tools: ER-Win,               data porting
                                  Designer 2000, IEF
 ERP Package Implementation     - ERP Packages: Baan,             - Implementation of packaged
 and Customization                PeopleSoft, Oracle, SAP           software solutions
                                                                  - Customization
                                                                  - Integration
                                                                  - Data modeling
                                                                  - System support
                                                                  - Database administration
                                                                  - End-user training
 Applications Maintenance       - Programming environments:       - System design
 Programming                      COBOL, CICS, PL/1,              - Development
                                  RPG/400, COBOL/400              - Program conversion
                                                                  - Data conversion
                                - Databases: DB2, IMS, IDMS       - User interface conversion
                                                                  - Testing and implementation
                                - Y2K Tools: MicroFocus           - Date conversion
                                  Revolve
 Database and System            - Databases: Oracle,              - Database administration
 Administration                   Informix,                       - Datawarehousing
                                  Sybase, SQL Server, Unify       - Network administration
                                                                  - Unix and Windows NT
                                - Tools: HP OpenView,               system administration
                                  CiscoWorks, Bytex Network
                                  Management System,
                                  AT&T OneVision

SALES AND MARKETING

     The Company believes that a key factor in its revenue growth has been the expertise of its sales and marketing team. UBICS focuses its sales effort primarily on placing its IT professionals in high value-added positions within large and mid-sized organizations through a direct sales force currently consisting of ten professionals. Since June 1996, the Company has more than doubled the size of its sales organization. The Company serves the U.S. market primarily through its headquarters in Pittsburgh, Pennsylvania. UBICS leverages the mobility of its IT professionals and its centralized, low-overhead sales and marketing effort to service all areas of the U.S.

     The Company's sales force is organized primarily by geographic region. The Company's sales professionals are responsible for managing client relationships and identifying new business opportunities within their assigned regions. UBICS' sales professionals are required to meet monthly targets for new accounts and placements, based upon the experience and tenure of the sales professional. Compensation of sales professionals is based heavily upon incentives for strong financial performance, including gross margin contribution, within their region.

     In addition to its geographic focus, the Company has recognized the rapid growth in ERP implementations as well as the specialized requirements of these projects, and is focusing specifically on this sector. Approximately one-fourth of the Company's IT professionals were placed in ERP projects as of September 30, 1997.

     The Company's sales organization employs a variety of methods to identify potential clients and industry trends, including referrals from existing clients and the Company's IT professionals. The Company's sales professionals begin the sales process by identifying and analyzing the prospective client's existing software configuration and development requirements, and the size and scope of its internal IT resources. The sales professional then submits a proposal with the resumes of IT professionals having skills that match the prospective client's project requirements. The Company's ability to closely match its IT professionals with the client's IT needs enables the Company's sales professionals to offer a 30 day guarantee. If the client is not satisfied with an IT professional's services during the first 30 days of an assignment, the Company will not charge the client for such professional's services. After the client has engaged the Company, the sales professional continuously monitors and builds the relationship between the client and the IT professionals to ensure client satisfaction and the successful progress and completion of the assignment.

     While the Company's focus remains on expanding its sales and marketing efforts in the U.S., it intends to increase its international operations by opening offices in South Africa, the United Kingdom, Singapore and the Middle East where the UB Group has an established presence. The Company believes it will benefit from the UB Group's existing presence and reputation for quality and by leveraging cost-effectively the UB Group's infrastructure in those areas. The Company intends to use the UB Group's established offices in those locations and UB Group personnel and support services at such offices until the Company's own offices have been established. The Company's cost of using such offices, personnel and support services will be based on the UB Group's cost and allocable overhead, which the Company believes is a cost-effective method of increasing its international operations. See "--The UB Group."

     In addition to UBICS' pursuit of new clients, the Company actively markets its services to its existing clients, seeking to proactively meet the needs of its clients and maximize placement success. The Company's success in developing and retaining clients is due, in large part, to its ability to maintain a continuous supply of qualified IT professionals. This is made possible by the Company's extensive network of nearly 50 subcontracting firms from which it can source qualified IT professionals to supplement, if necessary, its employed IT professionals. The Company believes that this network of subcontractors provides the Company with a significant sales and marketing advantage. The Company's relationship with these subcontractors ensures that the Company can effectively meet client needs quickly, thus establishing UBICS as a primary provider of IT professional services.

CLIENTS

     Substantially all of the Company's clients are large and mid-sized companies, systems integrators or other significant users of IT. During 1997, the Company has provided services to over 80 clients in a range of industries in the U.S. For the first six months of 1997, approximately 37% of the Company's revenues were derived from its top five clients--El Paso Natural Gas, Fruit of the Loom, The Hartford, Access Graphics and CompUSA. El Paso Natural Gas accounted for approximately 14% and 11% of the Company's revenues for 1996 and for the first six months of 1997, respectively.

     The following is a partial list of organizations to which the Company has provided, or is providing, services:

              TECHNOLOGY                     RETAIL                   INDUSTRIAL
        -----------------------      ----------------------      --------------------
            Access Graphics            Advance Auto Parts            Caterpillar
                  AMP                     Blockbuster                  Cummins
                 Baan                       CompUSA              El Paso Natural Gas
        Hughes Network Systems       Home Shopping Network         General Electric
           NextLevel Systems           Long John Silver's          Johnson Controls
                Oracle                       Sears                       PPG

                           CONSUMER PRODUCTS                   FINANCIAL
                        -----------------------              --------------
                           Fruit of the Loom                   Associates
                              McGraw-Hill                      Equitable
                               Paramount                       GE Capital
                          Philips Electronics                  State Farm
                            Ralston Purina                    The Hartford

     The Company seeks to provide high quality, responsive service in order to maximize its client retention rate and secure follow-on engagements. A significant number of the Company's clients have selected UBICS to provide additional services.

HUMAN RESOURCES

     The Company's success depends in large part on its ability to attract, develop, motivate and retain highly skilled IT professionals. As of September 30, 1997, the Company had 191 IT professionals deployed at client sites. The Company currently has five full-time resource managers dedicated to recruiting IT professionals and managing human resources, all of whom have technical backgrounds that enable them to effectively evaluate the skills and qualifications of potential candidates. The Company also has a recruiting manager dedicated to managing relationships with the Company's network of subcontractors. UBICS takes a proactive approach to recruiting based on skills requirements forecasts. The Company continually receives resumes from prospective employees in response to advertisements placed in trade publications and newspapers and on the internet. In addition, UBICS IT professionals are actively involved in identifying and referring new employees and screening candidates for new positions. The Company recruits primarily in India, but also has recruited from other areas of the world, including the U.S., the United Kingdom, the Middle East and the Far East.

     As a result of its affiliation with the UB Group, UBICS benefits from the established reputation and infrastructure that the UB Group has in India. A priority for the Company is the expansion of its recruiting and training infrastructure in India. In addition, the Company plans to expand its global recruiting network by opening offices in South Africa, the United Kingdom, Singapore and the Middle East and other countries where the UB Group has an established presence.

     UBICS employs a stringent selection method that consists of a three-stage interview process. During the first stage, a general interview is conducted to gather background information and references. The candidate next has a technical interview with a UBICS resource manager or IT professional. During the final step, a sales professional interviews the candidate to assess the candidate's client interaction skills and to verify the candidate's suitability for assignment to a project in the U.S.

     The Company believes that the qualifications of its IT professionals give it a competitive edge. To maintain and enhance their skills, UBICS IT professionals attend training workshops and seminars where they learn to use the latest tools and techniques. The Company intends to use its training facility in India, when established, to train UBICS IT professionals in ERP software packages and other higher value-added technologies, and thereby enhance the skill base of such professionals.

     The Company maintains a database which catalogs the technical profiles, location, availability, mobility and other factors relating to available IT professionals. This database enables the Company to quickly identify and deploy appropriate IT professionals for various client engagements.

     The Company's IT professionals typically have Masters or Bachelors degrees in Computer Science or another technical discipline as well as at least two years of IT experience. As of September 30, 1997, the Company had 142 employees comprised of 117 IT professionals, ten sales and marketing personnel and 15 general and administrative personnel. Over 90% of the Company's IT professionals are citizens of other countries, with most of those in the U.S. working under H-1B temporary work permits. UBICS engages legal counsel to prepare, file and process H-1B visa applications with the U.S. Immigration and Naturalization Service. See "Risk Factors--U.S. Regulation of Immigration."

     The Company also uses subcontracted IT professionals to effectively meet client needs when UBICS IT professionals are unavailable. The Company maintains strong relationships with nearly 50 vendor subcontractors located worldwide. As of September 30, 1997, 83 of its deployed IT professionals, or approximately 43%, were supplied by subcontractors. As the Company increases its investment in recruiting and retaining qualified IT professionals, it believes the ratio of UBICS IT professionals to IT professionals deployed from subcontractors will increase. It has been and continues to be to the Company's advantage, however, to maintain this subcontractor network to help meet its clients' needs. The Company applies the same process and standards in selecting IT professionals from subcontractors as it does in recruiting its employed IT professionals.

     The Company has a focused employee retention strategy that includes career planning, training and benefits. Additionally, the Company believes that its ability to recruit and retain IT professionals should be further enhanced by its ability to offer employees stock-based incentive awards, such as stock options, after the Offering.

COMPETITION

     The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. Primary competitors include participants from a variety of market segments, including "Big Six" accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, contract programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. In addition, there is a risk that clients may elect to increase their internal IT resources or limit the number of outside service providers to satisfy their applications solutions needs. The Company believes that the principal competitive factors in the IT services industry include the range of services offered, technical expertise, responsiveness to client needs, quality of service and perceived value. The Company believes that it competes favorably with respect to these factors.

INTELLECTUAL PROPERTY RIGHTS

     The Company relies upon a combination of nondisclosure and other contractual arrangements, including entering into confidentiality agreements with its employees, and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company has filed a U.S. trademark registration application covering the service mark "UBICS" which, if granted, would give the Company the presumption of ownership in the U.S. of the "UBICS" mark for the services identified in the registration. Although the Company does not deem trademarks or service marks to be material to its business, when in its best interests, the Company seeks such protection for its services. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

FACILITIES

     The Company's corporate headquarters is located in the Pittsburgh suburb of Upper St. Clair, Pennsylvania. The Company's senior management, administrative personnel, human resources and sales and marketing functions are housed in this 4,838 square foot facility which is leased by the Company pursuant to a lease agreement which expires on May 31, 1999. The Company believes that this location has sufficient space for its current and anticipated near-term needs. The Company also leases a 4,439 square foot office in the San Francisco suburb of Sausalito, California pursuant to a lease agreement which expires on June 2, 1999 for use as a sales and marketing office. The Company intends to sublease approximately 3,000 square feet of this space to its affiliate, the UB Group, pursuant to a sublease agreement which will expire on June 2, 1999 (subject to obtaining the written consent of the lessor of such premises). See "Management--Compensation Committee Interlocks and Insider Participation."

THE UB GROUP

     The UB Group is one of the leading industrial groups of India with operations in Asia, the Far East, the Middle East, Africa, Europe and the U.S. The UB Group, which is headquartered in Bangalore, India, consists of companies under the control of Vijay Mallya, Chairman of the Company and the indirect beneficial owner of 94.7% of the outstanding shares of Common Stock prior to the Offering. Companies in the UB Group are principally engaged in the manufacture and sale of beer, spirits, pharmaceuticals, paint and coating products and in the hotel and resort business. The worldwide revenue of the companies in the UB Group is currently approximately $1 billion per annum. The UB Group also has joint ventures in India with a number of leading international companies, including Hoechst AG for pharmaceuticals, United Distillers (Guinness) for spirits and Carlsberg for beer. See "Management--Compensation Committee Interlocks and Insider Participation" and "Certain Transactions."

LITIGATION

     The Company is not a party to any litigation.

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors and their respective ages and positions as of October 30, 1997 are as follows:

             NAME                     AGE                           POSITION
------------------------------        ----        ---------------------------------------------
Vijay Mallya..................         41         Chairman
Manohar B. Hira...............         57         President and Director
O'Neil Nalavadi...............         37         Senior Vice President, Chief Financial
                                                  Officer and Director
Babu Srinivas.................         42         Vice President--Finance, Accounting and
                                                  Administration
Craig A. Wolfanger............         39         Director
Dennis S. Meteny..............         44         Director

     Vijay Mallya has been the Chairman of the Company since its inception in July 1993. Mr. Mallya has been chairman of the UB Group since 1983. Mr. Mallya also is Chairman of Mendocino Brewing Company, Inc., United Breweries Limited, UB Engineering Limited, Mangalore Chemicals and Fertilisers Ltd., Herbertsons Limited, McDowell & Co. Ltd. and other UB Group companies. He also sits on boards of several foreign companies and organizations including companies comprising the UB Group, The Institute of Economic Studies (India) and the Federation of the Indian Chamber of Commerce and Industries. Mr. Mallya provides strategic advice and guidance to the Company and will devote such time as is necessary to fulfill his role as Chairman of the Company.

     Manohar B. Hira has served as President and a director of the Company since it was founded in 1993. Mr. Hira also served in various senior management capacities for companies in the UB Group from 1981 to 1995, including Chief Operating Officer--U.S. IT Operations, Export Manager, General Manager--Human Resources and Vice President--Administration. Mr. Hira is a mechanical engineer and has a Masters degree in management.

     O'Neil Nalavadi has been Senior Vice President, Chief Financial Officer and a director of the Company since August 1997. Mr. Nalavadi also has served in various senior management capacities for companies in the UB Group from 1984 to August 1997, including Senior Vice President of the Corporate Management Division--UB Group from 1995 to August 1997, Chief Operating Officer and director of United Breweries Plc. from December 1992 to January 1995 and General Manager--Corporate Planning & Coordination of UB International Ltd. from January 1989 to December 1992. Mr. Nalavadi also is a director of Mendocino Brewing Company, Inc. and is a Chartered Accountant in India.

     Babu Srinivas has been Vice President--Finance, Accounting & Administration of the Company since April 1996. Mr. Srinivas served in various senior management capacities for companies in the UB Group, including senior manager--internal audit, controller and general manager, from 1990 to March 1996. Mr. Srinivas is a Chartered Accountant in India.

     Craig A. Wolfanger was appointed to the Board of Directors on October 30, 1997. Mr. Wolfanger has been Senior Managing Director of Parker/Hunter Incorporated, an investment banking firm, since 1995. Mr. Wolfanger also serves on the Management Committee at Parker/Hunter Incorporated. From 1991 to 1995, Mr. Wolfanger was Senior Managing Director of the Corporate Finance Division of PNC Securities Corp. Mr. Wolfanger previously was employed in the investment banking departments of Alex. Brown & Sons Incorporated and Kidder, Peabody & Co. Incorporated.

     Dennis S. Meteny was appointed to the Board of Directors on October 30, 1997. Mr. Meteny has been a director of Respironics, Inc. ("Respironics") since January 1986 and President and Chief Executive Officer of Respironics since November 1994. From August 1992 through November 1994, Mr. Meteny served as Executive Vice President and Chief Operating and Financial Officer of Respironics. He also served as Vice President--General Manager and Chief Financial Officer of Respironics from January 1988 through August 1992 and was Vice President--Finance and Accounting from 1984 through January 1988. For eight years prior to joining Respironics he was employed as an accountant in various auditing capacities by Ernst & Young LLP.

     The Company's executive officers are appointed annually by, and serve at the discretion of, the Board of Directors.

     The Board of Directors currently consists of five members. The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Board is comprised of one Class I Director (Mr. Nalavadi), two Class II Directors (Mr. Hira and Mr. Meteny) and two Class III Directors (Mr. Mallya and Mr. Wolfanger). At each annual meeting of stockholders, the appropriate number of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors will expire upon the election and qualification of successor directors at the annual meetings of stockholders held in calendar years 1998, 1999 and 2000, respectively. There are no family relationships between any director or executive officer of the Company.

KEY EMPLOYEES

     Certain information regarding the following persons, each of whom also are considered key employees of the Company, is set forth below:

     Scott A. Baxendell has been Director of Marketing of the Company since June 1995 with responsibilities including sales, hiring sales professionals, geographic distribution of sales territories and training junior sales representatives. From 1992 to June 1995, Mr. Baxendell was employed by Mastech Corporation ("Mastech") as a National Account Manager with responsibilities including contacting prospective clients, sales, maintaining client relationships and training junior sales representatives.

     Anthony P. Kernan has been Director of Sales of the Company since June 1995 with responsibilities including opening and maintaining national accounts, hiring sales professionals and personnel, and training junior sales representatives. From 1992 to June 1995, Mr. Kernan was employed by Mastech as a National Account Manager with responsibilities including sales and marketing of Mastech software consulting and contract programming services.

     Jolly Joseph Paily has been General Manager, Software Development--Resource of the Company since February 1996. Mr. Paily served as a systems analyst for SKL Technologies Pte. Ltd. from 1995 to February 1996, software consultant for Blue Star Ltd. from October 1993 to January 1995, and an analyst programmer for Nippon Denro Ispat Ltd. from August 1992 to September 1992.

     Gaurang Damani has been General Manager, Software Development--Technical of the Company since April 1996. Mr. Damani was a programmer/systems analyst for Tata Unisys Ltd. from September 1993 to April 1996 and a graduate engineer trainee with Larsen & Toubro from July 1993 to August 1993.

BOARD COMMITTEES

     The Company's Audit Committee will be responsible for: (i) making an annual recommendation to the Board of Directors to appoint independent public accountants to audit the financial statements of the Company and to determine the scope of such audits; (ii) meeting with the Company's independent public accountants and with its internal accountants to review all accounting controls and procedures of the Company; (iii) reviewing the reports from the Company's independent public accountants with respect to management's compliance with U.S. laws and regulations and the Company's policies with respect to ethics, conflicts of interest and disbursements of funds; and (iv) reporting to the Board of Directors with respect to the results of clauses (i), (ii) and (iii) above. The members of the Audit Committee will be Messrs. Meteny, Nalavadi and Wolfanger. A majority of the members of the Audit Committee will be independent directors.

     The Compensation Committee will be responsible for administering any stock option or stock purchase plans, unless otherwise provided by such plan or the Board of Directors, and for reviewing and making recommendations to the Board of Directors with respect to salaries, bonuses and other compensation of the Company's executive officers. The Compensation Committee will administer the 1997 Plan. The members of the Compensation Committee will be Messrs. Mallya, Meteny and Wolfanger. A majority of the members of the Compensation Committee will be independent directors.

     The Board of Directors does not have a nominating committee. The selection of nominees for the Board of Directors will be made by the entire Board of Directors.

DIRECTOR COMPENSATION

     The Company will pay each director who is not an executive officer an annual retainer of $20,000, and all directors will be reimbursed for travel expenses incurred in connection with attending board and committee meetings. Directors are not entitled to additional fees for serving on committees of the Board of Directors. In addition, under the 1997 Plan each independent director of the Company has been granted options to purchase 20,000 shares of Common Stock at an exercise price equal to the initial public offering price. See "Management--Stock Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee prior to the Offering. Accordingly, Messrs. Mallya and Hira, the Company's Chairman and President, respectively, had responsibility for all decisions with respect to executive officer compensation.

     Mr. Mallya, Chairman and the beneficial owner of 94.7% of the outstanding shares of Common Stock of the Company, is also deemed to be in "control" (within the meaning of the Securities Act of 1933, as amended (the "Securities Act")) of each company that is a member of the UB Group. See "Business--The UB Group." Any transaction between the Company, on the one hand, and a company in the UB Group, on the other hand, is a transaction between "affiliates" (within the meaning of the Securities Act). In addition, Mr. Hira, President and a director of the Company, was employed in various senior management capacities with the UB Group and its affiliate, UB Services (as defined herein), from 1981 to 1995, and Mr. Nalavadi, Senior Vice President, Chief Financial Officer and a director of the Company, was employed in various senior management capacities with the UB Group from 1984 to 1997. See "Management--Executive Officers and Directors."

     Mr. Mallya is the guarantor with respect to the Company's obligations to PNC under the Line of Credit. Upon completion of the Offering, (i) the Company will repay the outstanding indebtedness under the Line of Credit and (ii) PNC has agreed to release Mr. Mallya's guarantee. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

     In 1995, the Company made an advance to the UB Group of $150,000 which was repaid in 1996. This represents the largest amount of indebtedness of the UB Group to the Company in each of 1995 and 1996. In 1996, the Company borrowed $258,000 from the UB Group, of which $100,000 was repaid in 1996. In the six months ended June 30, 1997, the Company had repayments and advances to the UB Group of $150,000 and $20,000, respectively. At June 30, 1997, advances to the UB Group were $12,000. Generally, such advances were for working capital. The advances to and the borrowings from the UB Group did not bear interest. In July 1996, the Company obtained the Line of Credit and ceased utilizing advances from the UB Group to fund its working capital needs. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

     From time to time, the UB Group has provided certain services to the Company, primarily involving the provision of administrative services to the Company by UB Group employees and allowing the Company the use of certain office space and facilities in locations where the UB Group has an office. Prior to 1997, such services were provided on an informal basis and not under a written contractual arrangement, although the Company reimbursed the UB Group for any out-of-pocket cost of the services provided. The aggregate annual value of the services provided by the UB Group to the Company was less than $10,000 in each of 1995 and 1996 and is expected to be less than $20,000 in 1997. The Company has entered into Services Agreements with Mr. Mallya and certain UB Group companies (the "Services Agreements") pursuant to which the UB Group will provide services and accommodations to the Company, including the right to use the "UB Group" name, both in India and in other countries where the UB Group has an office or location, from time to time on an as needed basis. The Services Agreements, which have an initial term of five years, require the Company to pay the UB Group company providing the services or accommodations compensation on terms no less favorable to the Company than those which would be made to non-affiliated parties. Compensation for services will be based on the estimated costs, including a reasonable allocation of direct and indirect overhead costs, incurred by the UB Group company providing the services. Compensation for use of facilities of a UB Group company will be based on the provider's costs (including rent, taxes, utilities and other operating expenses) for the portion of the facility used by the Company, prorated based on the number of days of each month the Company actually uses the facility. The costs incurred by the Company in the future pursuant to these agreements are expected to be comparable to the costs incurred for such services for prior fiscal years.

     One member of the UB Group, UB Information & Consultancy Services Ltd. ("UB Services"), provided subcontracted IT professionals to the Company for use on projects generated by the Company during 1994, 1995 and the first three months of 1996, for which UB Services charged the Company and the Company paid $65,000, $231,000 and $102,000 in such respective periods. In such capacity, UB Services acted as a vendor of IT professionals to the Company.

     During 1994, 1995 and 1996, the Company collected, on behalf of UB Services, receivables for services performed by UB Services for its own clients, net of collection expenses, totaling $424,000, $764,000 and $344,000, respectively, and remitted $337,000, $476,000 and $394,000, respectively, of these collections to UB Services. In such capacity, the Company acted as collection agent for UB Services. Upon completion of the Offering, the Company has agreed to pay UB Services approximately $325,000, the remaining amount resulting from these collection activities.

     The Company also has entered into non-competition agreements with Mr. Mallya and certain UB Group companies pursuant to which the UB Group (including UB Services) and Mr. Mallya have agreed not, and to cause their respective affiliates not, to compete with the Company or use the name "UBICS" and to cause UB Services to cease business operations. Each non-competition agreement has a term of five years subject to earlier termination upon certain events involving a change in control of the Company.

     In addition, the Company intends to enter into a sublease agreement with the UB Group pursuant to which the Company will sublease a portion of its office space in Sausalito, California to the UB Group. Pursuant to the sublease, which will be for a term expiring on June 2, 1999, the UB Group will pay its pro rata share of the rent and operating expenses payable by the Company under its lease. The UB Group's annual rental and operating expense payment under the sublease will be approximately $83,000. See "Business--Facilities."

     The Company incurred various expenses and personnel costs on behalf of the UB Group during 1996 and 1997. Such expenses and costs totaled $257,000 for 1996 and $443,000 for 1997 (as of September 30, 1997). The Principal Stockholder has agreed that, no later than the completion of the Offering, the Company will be reimbursed for the expenses and costs incurred by the Company on behalf of the UB Group during 1997. See "Use of Proceeds" and "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation earned by the Company's Chairman and President (collectively, the "Named Executive Officers") for the year ended December 31, 1996. No other executive officer received salary and bonus compensation for the year ended December 31, 1996 in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                   ANNUAL COMPENSATION
                                                      ----------------------------------------------
                                                                                       OTHER ANNUAL
NAME AND PRINCIPAL POSITION                            SALARY           BONUS          COMPENSATION
---------------------------                           --------         -------         -------------
Vijay Mallya
  Chairman....................................        $125,000(1)      $    --            $    --
Manohar B. Hira
  President...................................          60,000          15,000(2)          25,000(3)

---------

(1) Amounts shown were paid in January 1997 for services rendered by Mr. Mallya in 1996.
(2) Represents bonuses paid or to be paid to Mr. Hira in 1997 but earned in 1996.
(3) Represents amounts paid by the Company for Mr. Hira's use of a residence ($15,000) and an automobile ($10,000).

STOCK OPTION PLAN

     On September 2, 1997, the Board of Directors adopted, and the sole stockholder of the Company approved, the 1997 Plan. Under the 1997 Plan, the Compensation Committee of the Board of Directors is authorized to grant stock options (with or without stock appreciation rights). The 1997 Plan has a 10-year term and, subject to anti-dilution adjustments, a maximum of 750,000 shares of Common Stock may be issued pursuant to exercise of options granted under the 1997 Plan. Directors, executive officers and other employees of the Company (including any subsidiary of the Company) who, in the opinion of the Committee, share responsibility for the management, growth, or protection of the Company are eligible to receive stock options under the 1997 Plan.

     The 1997 Plan permits the Company to grant to participants incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-statutory stock options, (i.e., stock options not meeting the requirements of Section 422) and, in connection with a stock option grant, stock appreciation rights ("SARs") and limited stock appreciation rights ("LSARs"). The term "option" as used in the following discussion without further qualification means any of the foregoing. The Committee has the discretion to determine the persons to whom grants of options shall be made and, subject to the terms of the 1997 Plan, the terms and conditions of each stock option grant.

     All securities to be issued upon exercise of options granted under the 1997 Plan will be issued by the Company out of its authorized, unissued stock or out of repurchased shares held by the Company, or partly each. Such repurchased shares held by the Company may have been purchased by the Company on the open market or in private transactions from time to time.

     The Committee will establish the exercise price of options at the time of each grant. The exercise price of incentive stock options must be no less than 100% of the fair market value (determined as set forth in the 1997 Plan) of a share of Common Stock on the grant date. The exercise price of incentive stock options granted to a stockholder of the Company that owns more than 10% of the total combined voting power of all classes of stock of the Company (a "Ten Percent Employee"), must be no less than 110% of the fair market value of a share of Common Stock on the grant date. Options become exercisable at such times and in such installments as the Committee shall provide at the date of grant. Options have a maximum term of 10 years (5 years for an incentive stock option granted to a Ten Percent Employee). The option exercise price may be paid in cash, in stock held by the optionee for at least six months prior to the exercise date and owned free and clear of all liens or otherwise as the Committee may approve.

     If an optionee's employment by the Company is terminated for cause, all options held by the optionee (whether or not then vested) will terminate and be forfeited. The 1997 Plan also provides that outstanding vested options held by an optionee who dies, becomes disabled, retires or voluntarily terminates his employment may be exercised for a specified period following such event or as determined by the Committee.

     All outstanding options will vest in full and become exercisable upon the occurrence of certain events specified in the 1997 Plan relating to a change in control or possible change in control of the Company. In addition, any LSARs granted in connection with a stock option will be exercisable for a period of 60 days following the occurrence of such events.

     The Board has the authority to amend or terminate the 1997 Plan, provided that stockholder approval of any amendment shall be obtained if the Board determines, based on the recommendation of counsel, that stockholder approval is necessary or advisable. No such amendment or termination does not adversely affect any outstanding option unless the holder of such option has consented in writing thereto.

     Prior to October 30, 1997, the Company had not granted any options under the 1997 Plan. On October 30, 1997, the Company granted options to purchase an aggregate of 437,500 shares of Common Stock to its executive officers, directors and certain other key employees under the 1997 Plan at an exercise price per share equal to the initial public offering price.

EMPLOYMENT AGREEMENTS

     UBICS has entered into substantially identical employment agreements with Messrs. Mallya, Hira, Nalavadi and Srinivas pursuant to which each of them serve as an executive officer of the Company. The initial terms of the employment agreements are three years and the agreements provide for payment of an annual base salary to Messrs. Mallya, Hira, Nalavadi and Srinivas of $150,000, $120,000, $100,000 and $75,000, respectively, and an annual bonus as determined by the Compensation Committee of the Board of Directors. The agreements with Messrs. Mallya, Hira and Nalavadi automatically extend beginning on the second anniversary of the agreements, so that the remaining term of each agreement is always one year unless either party gives notice of their intention to terminate the agreement at the end of the term. The agreements are terminable by UBICS immediately for cause. The agreements prohibit the executive officers from competing with UBICS during their employment with UBICS and for one year thereafter, and from improperly disclosing or using UBICS' proprietary information. The employment agreements also include the provisions relating to severance described below.

     The employment agreements with each of Messrs. Mallya, Hira, Nalavadi and Srinivas provide that if, on or after the date of a "Change in Control" (as defined herein), UBICS, for any reason, terminates the employee's employment or the employee resigns "for good reason" (as defined herein), then UBICS shall pay to the employee within five days following the date of termination or date of resignation, as applicable: (i) the employee's salary and benefits through the termination date or resignation date, both as in effect on the date prior to the date of the Change in Control; and (ii) the amount of any bonus payable to the employee for the year in which the Change in Control occurred, pro rated to take into account the number of days that have elapsed in such year prior to the termination date or resignation date. In addition, during a period following the termination or resignation date equal to the remaining term of the employee's employment agreement as of the date immediately prior to such termination or resignation date, UBICS shall continue to pay to the employee his annual salary, as in effect on the day prior to the date of the Change in Control, on the dates when such salary would have been payable had the employee remained employed by UBICS and shall continue to provide to the employee during such specified period, at no cost to the employee, the benefits the employee was receiving on the day prior to the date of the Change in Control or benefits substantially similar thereto.

     For purposes of the employment agreements, a "Change in Control" is deemed to occur upon any of the following events: (i) any individual, corporation, partnership, association, trust or other entity (other than Mallya or an affiliate of Mallya) becomes the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), directly or indirectly, of securities of UBICS representing 50% or more of the combined voting power of UBICS' then outstanding voting securities; (ii) the individuals who as of the date of the agreements are members of the Board of Directors of UBICS (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors of UBICS (provided, however, that if the election, or nomination for election by UBICS' stockholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, such new director will, for purposes of such agreements, be considered as a member of the Incumbent Board);
(iii) an agreement by UBICS to consolidate or merge with any other entity pursuant to which UBICS will not be the continuing or surviving corporation or pursuant to which shares of the Common Stock of UBICS would be converted into cash, securities or other property, other than a merger of UBICS in which holders of the Common Stock of UBICS immediately prior to the merger would have the same proportion of ownership of Common Stock of the surviving corporation immediately after the merger; (iv) an agreement of UBICS to sell, lease, exchange or otherwise transfer in one transaction or a series of related transactions substantially all of the assets of UBICS; (v) the adoption of any plan or proposal for a complete or partial liquidation or dissolution of UBICS; or (vi) an agreement to sell more than 50% of the outstanding voting securities of UBICS in one or a series of related transactions other than an initial public offering of voting securities registered with the Securities and Exchange Commission.

     The term "good reason" means: (i) a material diminution by UBICS of the employee's title or responsibilities, as that title and those responsibilities existed on the day prior to the date of a Change in Control; or (ii) a material diminution by UBICS in the employee's salary, benefits or incentive or other forms of compensation, all as in effect on the day prior to the date of a Change in Control.

INDEMNIFICATION AGREEMENTS

     The Company intends to enter into indemnification agreements with each of its directors pursuant to which the Company has agreed to indemnify such party to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary of the Company.

                              CERTAIN TRANSACTIONS

RELATIONSHIP WITH THE UB GROUP

     The Company has entered and intends to enter into certain arrangements and agreements with companies in the UB Group. See "Management--Executive Officers and Directors" and "Management--Compensation Committee Interlocks and Insider Participation."

FUTURE TRANSACTIONS

     The Board of Directors of the Company has adopted a resolution requiring all future transactions, including any loans from the Company to its officers, directors, principal stockholders or affiliates, to be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors or, if required by law, a majority of the disinterested stockholders, and requiring such transactions to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of October 30, 1997, and as adjusted to reflect the sale of the shares offered hereby, by: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each Selling Stockholder; (iii) each director of the Company; (iv) each Named Executive Officer; and (v) all directors and executive officers of the Company as a group. All information with respect to beneficial ownership has been furnished to the Company by the persons listed below. Except as noted, all persons listed below have sole voting and investment power with respect to their shares of Common Stock.

                                                 SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                    OWNED PRIOR TO                        OWNED AFTER
                                                     OFFERING(1)          SHARES          OFFERING(1)
                                                 --------------------      TO BE      --------------------
     NAME AND ADDRESS OF BENEFICIAL OWNER         NUMBER      PERCENT      SOLD        NUMBER      PERCENT
----------------------------------------------   ---------    -------    ---------    ---------    -------
United Breweries Information Consultancy
  Services Ltd.(2)............................   4,733,751     94.7%      400,000     4,333,751     66.7%
Vijay Mallya(3)(4)(5).........................   4,733,751      94.7      400,000     4,333,751      66.7
Arco Investment Group Ltd.(6).................     100,000       2.0      100,000            --        --
Manohar B. Hira(4)(5).........................          --        --           --            --        --
Dennis S. Meteny(4)(7)........................      20,000         *           --        20,000         *
O'Neil Nalavadi(4)(5).........................          --        --           --            --        --
Craig A. Wolfanger(4)(7)......................      20,000         *           --        20,000         *
All directors and executive officers as a
  group (6 persons)(3)(5).....................   4,773,751      94.7      400,000     4,373,751      66.9

---------

  * Represents less than 1% of the outstanding shares.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission"), and includes shares as to which the listed person has or shares voting and/or investment power. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days after the date of this Prospectus are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.

(2) United Breweries Information Consultancy Services Ltd., the Principal Stockholder, is a corporation organized under the laws of the British Virgin Islands. The Principal Stockholder's address is P.O. Box 3149, Pasea Estate, Road Town, BVI. Vijay Mallya (directly and through other entities owned and controlled by Mr. Mallya) owns all of the outstanding equity interests in the Principal Stockholder and therefore is the indirect beneficial owner of such shares.

(3) Includes shares owned by the Principal Stockholder, which shares are indirectly beneficially owned by Mr. Mallya as set forth in footnote 2.

(4) The address of Mr. Mallya, Mr. Hira, Mr. Meteny, Mr. Nalavadi and Mr. Wolfanger is c/o UBICS, Inc., 100 Sainte Claire Plaza, 1121 Boyce Road, Pittsburgh, Pennsylvania 15071.

(5) Amounts shown do not include shares of Common Stock that may be acquired pursuant to the exercise of options granted to the Company's executive officers under the 1997 Plan on the date hereof. Such options have an exercise price equal to the initial public offering price and will vest in three equal installments on the six-month, two-year and three-year anniversaries of the date of grant. The options granted to the directors (other than Messrs. Meteny and Wolfanger) and Named Executive Officers were in the following share amounts: Mr. Mallya, 75,000; Mr. Hira, 90,000; and Mr. Nalavadi, 52,000.

(6) The address of Arco Investment Group Ltd. ("Arco") is Residence Du Metropole, 19th Avenue, Des Spelugues, MC 98,000 Monaco. A beneficiary of Arco is a member of the supervisory board of the UB Group and a director of certain UB Group companies.

(7) Represents shares of Common Stock that may be acquired pursuant to the exercise of options granted pursuant to the 1997 Plan.

                          DESCRIPTION OF CAPITAL STOCK
GENERAL

     Upon completion of the Offering, the authorized capital stock of the Company will consist of 20,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of Preferred Stock, par value $.01 per share. The following description of the capital stock of the Company is a summary, and as such, it does not purport to be complete and is subject, and qualified by reference to, the more complete descriptions contained in: (i) the Certificate of Incorporation and the Bylaws, each of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part; and (ii) the certificate of designation relating to any series of Preferred Stock that may be established by the Board of Directors. Upon completion of the Offering, the Company will have outstanding 6,500,000 shares of Common Stock and no shares of Preferred Stock.

COMMON STOCK

     The Company is authorized to issue up to 20,000,000 shares of Common Stock. Subject to the rights and preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends, when, if and as declared by the Board of Directors of the Company.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders. Stockholders do not have cumulative voting rights in the election of directors, meaning that the holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. The Bylaws require stockholders desiring to either nominate persons for election as a director or present matters for business at a stockholders meeting to give advance notice of such nominations and/or matters to the Company.

     Generally, whenever any corporate action is to be taken by vote of the stockholders of the Company, or by a class of such stockholders of the Company, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by such stockholders, or by such class of stockholders, entitled to vote thereon. The Bylaws provide that the stockholders may remove any director, any class of directors or the entire Board of Directors without cause by the vote of a majority of the votes cast by stockholders entitled to vote thereon. The Bylaws permit stockholder action to be taken by the written consent of the stockholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all stockholders entitled to vote thereon are present and voting.

     The Certificate of Incorporation provides that the Board of Directors may fix the number of directors of the Company (the Board has fixed the number of directors at five). The Certificate of Incorporation further provides that the Board shall be divided into three classes of directors, each class as nearly equal in number as possible, with one class being elected each year for a three-year term. The classification of the Board helps to ensure continuity of corporate leadership and policy; however, it also has the effect of making it more difficult for a person to acquire control of the Company's Board of Directors because at least two annual meetings are necessary to effect a change in a majority of the Company's directors.

     In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after the payment of all liabilities of the Company and subject to the liquidation preferences of any outstanding Preferred Stock. The Common Stock does not carry preemptive rights, is not redeemable, does not have any conversion rights, is not subject to further calls and is not subject to any sinking fund provisions. The outstanding shares of Common Stock are and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. Except in certain circumstances as discussed below under "Certain Provisions Affecting Control of the Company," the Common Stock is not subject to discriminatory provisions based on ownership thresholds.

     The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. See "--Preferred Stock."

PREFERRED STOCK

     The Company is authorized to issue up to 2,000,000 shares of Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue such shares of Preferred Stock in one or more series, with such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be established by the Board of Directors at the time of issuance.

     The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, the issuance of shares of Preferred Stock could result in securities outstanding that would have preference over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights of the Common Stock.

     The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by third persons to obtain control of the Company through merger, tender offer, proxy or consent solicitation or otherwise, by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without stockholder approval and with voting rights that could adversely affect the voting power of holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock, and the Company has no plans to issue any shares of Preferred Stock. See "Risk Factors--Possible Issuances of Preferred Stock."

CERTAIN PROVISIONS AFFECTING CONTROL OF THE COMPANY

     Certain provisions of the Certificate of Incorporation and the DGCL operate with respect to extraordinary corporate transactions, such as mergers, reorganizations, tender offers, sales or transfers of substantially all of the Company's assets or the liquidation of the Company, and could have the effect of delaying or making more difficult a change in control of the Company in certain circumstances.

     As permitted by the provisions of the DGCL, the Certificate of Incorporation eliminates in certain circumstances the monetary liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director for: (i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability arising under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL); or (iv) any transaction from which the director derived an improper personal benefit. In addition, these provisions do not limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

     In addition, as permitted by the DGCL, the Certificate of Incorporation requires the Company to indemnify all directors and officers of the Company. Under such provisions, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding must be indemnified if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. The Certificate of Incorporation and the DGCL further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Certificate of Incorporation, any agreement, insurance policies, vote of stockholders or disinterested directors or otherwise. The Company has purchased directors' and officers' insurance.

     The Certificate of Incorporation also provides that the provisions of the Certificate of Incorporation that govern amending certain provisions of the Certificate of Incorporation, establishing the Company's classified Board of Directors and establishing additional voting requirements may be amended only by the affirmative vote of not less than two-thirds of the outstanding shares of voting stock of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 6,500,000 shares of Common Stock outstanding. In addition, the Company will have issued upon completion of the Offering options exercisable for an aggregate of 437,500 shares of Common Stock at an exercise price equal to the initial public offering price in the Offering. See "Capitalization."

     Of the shares of Common Stock outstanding upon completion of the Offering, the 2,000,000 shares sold in the Offering (together with any shares sold upon exercise of the Underwriters' over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliate"), generally may be sold only in compliance with the requirements of Rule 144 under the Securities Act ("Rule 144") described below. The remaining 4,500,000 shares of Common Stock will be restricted securities within the meaning of Rule 144, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

     In general, under Rule 144 as currently in effect, beginning 90 days after the Offering, a person (or persons whose shares are aggregated in a group) who has beneficially owned restricted securities for at least one year from the date such restricted securities were last acquired from the Company or an Affiliate, including a person who may be deemed an Affiliate of the Company, may sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the Company (65,000 shares after giving effect to the Offering) or the average weekly trading volume of the Common Stock as reported on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k) of the Securities Act, a person who is not an Affiliate of the Company at any time during the 90 day period preceding a sale would be entitled to sell such shares immediately following the Offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 if a period of at least two years has elapsed from the date the shares were last acquired from the Company or an Affiliate.

     The Company's executive officers and directors and the Selling Stockholders have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Parker/Hunter Incorporated, on behalf of the Underwriters, directly or indirectly, sell, offer, contract or grant an option to sell (including, without limitation, any short sale), transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock held by them, or publicly announce the intention to do any of the foregoing. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the prior written consent of Parker/Hunter Incorporated, on behalf of the Underwriters, directly or indirectly, sell, offer, contract or grant an option to sell, transfer or otherwise dispose of or announce the offering of, or the filing of any registration statement under the Securities Act, in respect of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or publicly announce the intention to do any of the foregoing. See "Underwriting." Following the 180 day lock-up period, all of the restricted securities will become eligible for sale, subject to the manner of sale, volume, and other conditions of Rule 144.

     Promptly following completion of the Offering, the Company also intends to file a registration statement on Form S-8 with the Commission registering 750,000 shares of Common Stock reserved for issuance under the 1997 Plan. Once registered, shares issued under the 1997 Plan upon exercise of options generally may be sold immediately in the public market subject to the lock-up restrictions described above.

     Prior to the Offering there has been no market for the Common Stock of the Company. The Company can make no prediction as to the number of shares that will be sold under Rule 144, or the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale."

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the underwriting agreement (the "Underwriting Agreement"), the Underwriters named below, for whom Parker/Hunter Incorporated and Scott & Stringfellow, Inc. are serving as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below:

                                UNDERWRITERS                        NUMBER OF SHARES
            -----------------------------------------------------   ----------------
            Parker/Hunter Incorporated...........................         580,000
            Scott & Stringfellow, Inc............................         580,000
            BT Alex. Brown Incorporated..........................          65,000
            Cowen & Company......................................          65,000
            Donaldson, Lufkin & Jenrette Securities
              Corporation........................................          65,000
            Hambrecht & Quist LLC................................          65,000
            NationsBanc Montgomery Securities, Inc...............          65,000
            PaineWebber Incorporated.............................          65,000
            Robert W. Baird & Co. Incorporated...................          45,000
            William Blair & Company, L.L.C.......................          45,000
            Cruttenden Roth Incorporated.........................          45,000
            First Albany Corporation.............................          45,000
            Friedman, Billings, Ramsey & Co., Inc................          45,000
            Hanifen, Imhoff Inc..................................          45,000
            Janney Montgomery Scott Inc..........................          45,000
            Legg Mason Wood Walker, Incorporated.................          45,000
            McDonald & Company Securities, Inc...................          45,000
            Wessels, Arnold & Henderson, L.L.C...................          45,000
                                                                    -------------
                      Total......................................       2,000,000
                                                                    =============

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the shares are such that if any of the shares are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares agreed to be purchased by the Underwriters must be purchased (other than the shares covered by the over-allotment option described below).

     The Principal Stockholder has granted to the Underwriters an option to purchase up to an additional 300,000 shares of Common Stock exercisable solely to cover over-allotments, if any, in the sale of the shares offered by this Prospectus. Each Underwriter will be committed, subject to certain conditions, to purchase the additional shares in approximately the same proportion as set forth in the above table. The option is exercisable within 30 days after the date of this Prospectus at a price per share equal to the public offering price, less the underwriting discount.

     The Company and the Selling Stockholders have been advised that the Underwriters propose to offer the Common Stock to the public initially at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.39 per share. The Underwriters may allow and such dealers may reallow a discount not to exceed $0.10 per share to certain other dealers. After the initial public offering, the public offering price, concessions and discounts may be changed by the Representatives.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Company's executive officers and directors and the Selling Stockholders have entered into a "lock-up" agreement with the Underwriter pursuant to which they have agreed that for a period of 180 days following the date of this Prospectus they will not, without the prior written consent of Parker/Hunter

Incorporated, on behalf of the Underwriters, directly or indirectly, sell, offer, contract or grant an option to sell (including without limitation any short sale), transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock held by them, or publicly announce the intention to do any of the foregoing, except for the shares of Common Stock offered hereby. In addition, the Company has entered into a similar "lock-up" agreement with the Underwriters pursuant to which it has agreed that for a period of 180 days after the date of this Prospectus it will not, without the consent of Parker/Hunter Incorporated, on behalf of the Underwriters, directly or indirectly, sell, offer, contract or grant an option to sell, transfer or otherwise dispose of, or announce the offering of, or file any registration statement under the Securities Act in respect of, any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock, or publicly announce the intention to do any of the foregoing, except for shares of Common Stock offered hereby. See "Shares Eligible for Future Sale."

     The Representative has informed the Company that it does not expect discretionary sales by Underwriters to exceed 5% of the shares of the Common Stock offered hereby.

     The Underwriters have reserved for sale, at the initial public offering price in the Offering, shares of Common Stock for certain employees and directors of the Company, and certain outside parties, who have expressed an interest in purchasing such shares of Common Stock for investment purposes only. Such employees, directors and outside parties are expected to purchase, in the aggregate, not more than 1% of the Common Stock offered in the Offering. The number of shares available for sale to the general public in the Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as other shares offered hereby.

     Prior to the Offering, there has been no established public trading market for the Common Stock. See "Risk Factors--No Prior Public Market; Possible Volatility of Stock Price." Accordingly, the initial public offering price was determined by negotiations among the Company, the Selling Stockholder and the Representatives. Among the factors considered in determining the initial public offering price were prevailing market conditions, the historical performance and future prospects of the Company and its industry in general, the Company's position in its industry and certain financial and operating information of companies engaged in activities similar to those of the Company.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members, if any, to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither the Company nor the Underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "UBIX."

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby and certain other legal matters in connection with the Offering will be passed upon for the Company by Cohen & Grigsby, P.C., Pittsburgh, Pennsylvania. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania.

                                    EXPERTS

     The financial statements as of December 31, 1995 and 1996 and for each of the three years ended December 31, 1996 and as of June 30, 1997 and for the six months then ended included in this Prospectus and the financial statement schedule included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included therein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement, of which this Prospectus constitutes a part, on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified by such reference to such exhibit.

     The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's public reference facilities maintained at its principal office, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. The Registration Statement, including the exhibits and schedules thereto, is also available at the Commission's site on the World Wide Web at http://www.sec.gov. Copies of reports, proxy and information statements and other information regarding the Company are also available at the Commission's web site.

     Prior to the Offering, the Company has not been required to file reports under the Exchange Act. However, following completion of the Offering, the Company will be required to file reports, proxy statements and other information with the Commission pursuant to the Exchange Act. Such reports, proxy statements and other information can be inspected and copied at the addresses, and may be accessed electronically at the web site, set forth above. The Company intends to furnish to its stockholders annual reports containing audited financial statements following the end of each fiscal year and to make available quarterly reports containing unaudited summary financial information for the first three fiscal quarters of each fiscal year.

                                    GLOSSARY

     Set forth below are the definitions of certain terms used in this
Prospectus:

     "Applications" are the computer software programs that perform a desired task, such as inventory control analysis, cost analysis, accounts receivable and payable, payroll, or shipping and scheduling.

     "Client/server" describes the linking, or networking, of two or more computers to allow multiple users to access and share information. Client/server design is contrasted with "mainframe" design.

     "Conversion" is the process of converting data and applications from one format to another in connection with an organization's adoption of different, usually more technologically advanced, hardware or software.

     "Distributed computing environments" describes the use of multiple types of hardware and software applications within an organization, often in multiple locations.

     "Enterprise resource planning" or "ERP" packages, such as Oracle, Baan, PeopleSoft and SAP, are large, integrated applications packages used to manage information on an enterprise-wide basis.

     "Euro-currency conversion" refers to the modification of software applications to reflect the adoption of a single currency by countries that are members of the European Union.

     "Hardware" is the physical computer system on which software applications operate.

     "Information technology" describes the use of computers and software applications to manage information within an organization.

     "Legacy" hardware and applications are information technology systems based on older technologies.

     "Mainframe" describes a large, centralized computer on which an organization maintains information.

     "Migration" is the process of moving applications and data from one computing environment, such as a mainframe environment, to another, such as a client/server environment.

     "Object-oriented programming" is a type of software design in which various independently developed software applications are linked together as needed to achieve the desired programming result.

     "Operating system" is the software that controls the allocation of computer resources to various software applications in order to maximize the efficiency of those resources.

     "Software" is the code that directs computer hardware to manipulate other software or data in a desired way.

     "Year 2000" refers to the software problems resulting from the date change on December 31, 1999 to the year 2000. Many software applications must be modified in order to operate properly after this date.

                                  UBICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of Independent Public Accountants..............................................    F-2

Balance Sheets as of December 31, 1995 and 1996, June 30, 1996 (unaudited) and June
  30, 1997............................................................................    F-3

Statements of Operations for the years ended December 31, 1994, 1995 and 1996 and for
  the six months ended June 30, 1996 (unaudited) and 1997.............................    F-4

Statements of Changes in Stockholders' Equity for the years ended December 31, 1994,
  1995 and 1996 and the six months ended June 30, 1997................................    F-5

Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996 and the
  six months ended June 30, 1996 (unaudited) and 1997.................................    F-6

Notes to Financial Statements.........................................................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To UBICS, Inc.:

     We have audited the accompanying balance sheets of UBICS, Inc. (a Delaware corporation) as of December 31, 1995 and 1996 and June 30, 1997, and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and for the six months ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBICS, Inc. as of December 31, 1995 and 1996 and June 30, 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 and for the six months ended June 30, 1997, in conformity with generally accepted accounting principles.

                                                         /s/ ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania,
  September 5, 1997
  (except for the matters discussed in
  Note 9 for which the date is
  September 8, 1997)

                                  UBICS, INC.

                                 BALANCE SHEETS

                                                      DECEMBER 31,                 JUNE 30,
                                                 ----------------------    ------------------------
                                                   1995         1996          1996          1997
                                                 --------    ----------    ----------    ----------
                                                                           (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...................   $     --    $   93,698    $  219,427    $  147,500
  Accounts receivable, net of allowance for
     doubtful accounts of $0, $50,000, $16,000
     and
     $125,000, respectively...................    281,175     1,343,245       710,388     2,342,259
  Unbilled receivables........................    274,004       943,818       819,223     1,725,722
  Employee advances...........................     23,410        96,364        18,949       123,033
  Due from principal stockholder..............         --            --            --       383,371
  Prepaids and other..........................      6,397        16,802        13,050        18,115
  Deferred tax asset..........................         --        56,811            --        67,940
                                                 --------    ----------    ----------    ----------
     Total current assets.....................    584,986     2,550,738     1,781,037     4,807,940
                                                 --------    ----------    ----------    ----------
Property and equipment:
  Computer equipment..........................     26,376        44,227        38,578        67,386
  Furniture and fixtures......................      8,198        14,678        11,345        22,442
  Office and other equipment..................      3,666         4,316         3,997         4,551
                                                 --------    ----------    ----------    ----------
     Total property and equipment.............     38,240        63,221        53,920        94,379
  Accumulated depreciation....................     (3,766)      (13,068)       (8,004)      (20,311)
                                                 --------    ----------    ----------    ----------
     Net property and equipment...............     34,474        50,153        45,916        74,068
                                                 --------    ----------    ----------    ----------
          Total assets........................   $619,460    $2,600,891    $1,826,953    $4,882,008
                                                 ========    ==========    ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank overdraft..............................   $ 78,294    $       --    $       --    $       --
  Credit facility borrowings..................         --       300,000       250,000       500,000
  Accounts payable............................    175,787       517,778       570,206     1,329,370
  Payroll liabilities.........................     71,180       689,680       402,706       892,740
  Due to affiliates, net......................    225,056       483,483       491,132       313,483
  Accrued taxes...............................      9,584       293,840        48,409       770,523
  Other current liabilities...................     49,684        87,001        17,567       169,037
                                                 --------    ----------    ----------    ----------
     Total current liabilities................    609,585     2,371,782     1,780,020     3,975,153
Long-term liabilities.........................         --            --            --            --
     Total liabilities........................    609,585     2,371,782     1,780,020     3,975,153
                                                 --------    ----------    ----------    ----------
Stockholders' equity:
  Preferred stock, $.01 par value, 2,000,000
     shares authorized, no shares issued and
     outstanding..............................         --            --            --            --
  Common stock, no par value, 20,000,000
     shares authorized, 5,000,000 shares
     issued and outstanding...................      3,000         3,000         3,000         3,000
  Retained earnings...........................      6,875       226,109        43,933       903,855
                                                 --------    ----------    ----------    ----------
     Total stockholders' equity...............      9,875       229,109        46,933       906,855
                                                 --------    ----------    ----------    ----------
          Total liabilities and stockholders'
            equity............................   $619,460    $2,600,891    $1,826,953    $4,882,008
                                                 ========     =========     =========     =========

   The accompanying notes are an integral part of these financial statements.

                                  UBICS, INC.

                            STATEMENTS OF OPERATIONS

                                                                                     SIX MONTHS
                                           YEAR ENDED DECEMBER 31,                 ENDED JUNE 30,
                                    --------------------------------------    ------------------------
                                       1994          1995          1996          1996          1997
                                    ----------    ----------    ----------    ----------    ----------
                                                                              (UNAUDITED)
Revenues.........................   $  302,906    $1,453,743    $9,072,307    $3,411,030    $8,685,255
Cost of revenues.................      178,224       993,404     6,373,759     2,454,860     5,983,152
                                    ----------    ----------    ----------    ----------    ----------
  Gross profit...................      124,682       460,339     2,698,548       956,170     2,702,103
Selling, general and
  administrative expense.........      119,568       452,392     2,226,926       871,130     1,537,612
                                    ----------    ----------    ----------    ----------    ----------
Income from operations...........        5,114         7,947       471,622        85,040     1,164,491
Interest expense.................           --            --        22,699         9,157        21,191
                                    ----------    ----------    ----------    ----------    ----------
Income before income taxes.......        5,114         7,947       448,923        75,883     1,143,300
Provision for income taxes.......        2,040         5,300       229,689        38,825       465,554
                                    ----------    ----------    ----------    ----------    ----------
  Net income.....................   $    3,074    $    2,647    $  219,234    $   37,058    $  677,746
                                    ==========    ==========    ==========    ==========    ==========
Net income per share.............   $     0.00    $     0.00    $     0.04    $     0.01    $     0.14
                                    ==========    ==========    ==========    ==========    ==========
Weighted average shares
  outstanding....................    5,000,000     5,000,000     5,000,000     5,000,000     5,000,000

   The accompanying notes are an integral part of these financial statements.

                                  UBICS, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                      COMMON STOCK                          TOTAL
                                                  --------------------     RETAINED     STOCKHOLDERS'
                                                   SHARES       AMOUNT     EARNINGS        EQUITY
                                                  ---------     ------     --------     -------------
Balance, December 31, 1993.....................   5,000,000     $3,000     $  1,154       $   4,154
  Net income...................................          --         --        3,074           3,074
                                                  ---------     ------     --------       ---------
Balance, December 31, 1994.....................   5,000,000      3,000        4,228           7,228
  Net income...................................          --         --        2,647           2,647
                                                  ---------     ------     --------       ---------
Balance, December 31, 1995.....................   5,000,000      3,000        6,875           9,875
  Net income...................................          --         --      219,234         219,234
                                                  ---------     ------     --------       ---------
Balance, December 31, 1996.....................   5,000,000      3,000      226,109         229,109
  Net income...................................          --         --      677,746         677,746
                                                  ---------     ------     --------       ---------
Balance, June 30, 1997.........................   5,000,000     $3,000     $903,855       $ 906,855
                                                  =========     ======     ========       =========

   The accompanying notes are an integral part of these financial statements.

                                  UBICS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                     SIX MONTHS
                                             YEAR ENDED DECEMBER 31,               ENDED JUNE 30,
                                       -----------------------------------    ------------------------
                                         1994        1995         1996           1996          1997
                                       --------    --------    -----------    -----------    ---------
                                                                              (UNAUDITED)
Cash flows from operating
  activities:
  Net income........................   $  3,074    $  2,647    $   219,234    $   37,058     $ 677,746
  Adjustments to reconcile net
     income to net cash provided by
     operating activities--
     Depreciation...................        136       3,573          9,302         4,238         7,243
     Changes in operating assets and
     liabilities--
       Accounts receivable, net.....    (26,586)   (247,799)    (1,062,070)     (429,213)     (999,014)
       Unbilled receivables.........    (36,642)   (233,782)      (669,814)     (545,219)     (781,904)
       Employee advances............     (7,030)    (16,380)       (72,954)        4,461       (26,669)
       Due from principal
          stockholder...............         --          --             --            --      (383,371)
       Due to affiliates, net.......     89,425     137,852        258,427       266,076      (170,000)
       Deferred tax asset...........         --          --        (56,811)           --       (11,129)
       Prepaids and other...........     (1,300)     (5,097)       (10,405)       (6,653)       (1,313)
       Bank overdraft...............         --      78,294        (78,294)      (78,294)           --
       Accounts payable.............      7,815     157,307        341,991       394,419       811,592
       Payroll liabilities..........         --      71,180        618,500       331,526       203,060
       Accrued taxes and other
          current liabilities.......      6,360      52,024        321,573         6,708       558,719
                                       --------    --------    -----------    -----------    ---------
     Net cash provided (used) by
       operating activities.........     35,252        (181)      (181,321)      (14,893)     (115,040)
                                       --------    --------    -----------    -----------    ---------
Cash flows from investing
  activities:
  Purchases of property and
     equipment......................         --     (37,560)       (24,981)      (15,680)      (31,158)
                                       --------    --------    -----------    -----------    ---------
     Net cash used by
       investing activities.........         --     (37,560)       (24,981)      (15,680)      (31,158)
                                       --------    --------    -----------    -----------    ---------
Cash flows from financing
  activities:
  Proceeds from borrowings..........         --          --        300,000       250,000       200,000
                                       --------    --------    -----------    -----------    ---------
     Net cash provided by
       financing activities.........         --          --        300,000       250,000       200,000
                                       --------    --------    -----------    -----------    ---------
Net increase (decrease) in cash and
  cash equivalents..................     35,252     (37,741)        93,698       219,427        53,802
Cash and cash equivalents, at
  beginning of year.................      2,489      37,741             --            --        93,698
                                       --------    --------    -----------    -----------    ---------
Cash and cash equivalents, at
  end of year.......................   $ 37,741    $     --    $    93,698    $  219,427     $ 147,500
                                       ========    ========     ==========    ===========    =========
Supplemental data:
  Cash payments for interest........   $     --    $     --    $    22,699    $    9,157     $  21,191
  Cash payments for income taxes....   $     --    $    204    $        --    $       --     $      --

   The accompanying notes are an integral part of these financial statements.

                                  UBICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

            (ALL INFORMATION RELATED TO JUNE 30, 1996 IS UNAUDITED)

1. OPERATIONS:

     UBICS, Inc. ("UBICS" or "the Company"), a Delaware corporation, is a rapidly growing provider of information technology services to large and mid-sized organizations. The Company provides its clients with a wide range of professional services in such areas as client/server design and development, enterprise resource planning package implementation and customization, applications maintenance programming and database administration.

     The Company is indirectly beneficially owned by Vijay Mallya, the chairman of the Company.

     The Risk Factors on page 5 of the Prospectus entitled "Recruitment and Retention of IT Professionals," "U.S. Regulation of Immigration" and "Concentration of Revenues; Risk of Termination" are incorporated herein by reference.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The accompanying financial statements reflect the application of the following significant accounting policies:

Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

     The Company recognizes revenue on its time-and-materials contracts as the services are performed for clients.

Unbilled Receivables

     Unbilled receivables represent time and materials provided to customers in the last month of each fiscal period which are billed early in the following month.

Property and Equipment

     Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the properties as follows:

                                                    YEARS
                                                    ------
Computer equipment...............................     5
Furniture and fixtures...........................     7
Office and other equipment.......................     7

Disclosures about Fair Value of Financial Instruments

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," during 1996.

     The following methods and assumptions were used to estimate fair value of each class of financial instrument for which it is practicable to estimate that value:

          Cash and Cash Equivalents--The carrying amount approximates fair value because of the short maturity of those instruments.

          Long-Term Debt--The fair values and carrying amounts of the Company's line of credit are deemed to be approximately equivalent as it bears interest at a floating rate based upon current market rates.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK:

     The Company has derived a significant portion of its revenues from a relatively limited number of clients.

     The following table presents the Company's five largest clients during each of the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997 and the approximate percentage of revenue from each client for the respective periods:

                                                                                    SIX MONTHS
                                                       YEAR ENDED DECEMBER          ENDED JUNE
                                                               31,                      30,
                                                      ----------------------       -------------
                                                      1994     1995     1996       1996     1997
                                                      ----     ----     ----       ----     ----
Client A...........................................   40%       --       --         --       --
Client B...........................................   33%      12%       --         --       --
Client C...........................................   17%       --       --         --       --
Client D...........................................    --      18%      14%        16%      11%
Client E...........................................    --      13%       --         --       --
Client F...........................................    --      10%       --         --       --
Client G...........................................    --       --       8%         8%       9%
Client H...........................................    --       --       8%         7%       4%
Client I...........................................    --       --       7%         --       8%
Client J...........................................    --       --       6%         6%       --
Others, individually and collectively less than 10%
  of revenue.......................................    7%       7%       --         6%       5%
                                                      ----     ----     ----       ----     ----
     Total of Five Largest Clients.................   97%      60%      43%        43%      37%

     The Company grants credit to clients based upon management's assessment of their creditworthiness. The Company's revenues and resulting accounts receivable are derived primarily from large and mid-sized organizations in various industries throughout the U.S.

4. REVOLVING CREDIT FACILITY:

     The Company has available borrowings under a revolving credit facility with PNC Bank, National Association ("PNC"). Borrowings under this arrangement are limited to $600,000, bear interest at prime (8.50%, 8.25%, 8.25% and 8.50% at December 31, 1995 and 1996 and June 30, 1996 and 1997, respectively) as defined plus 0.5% and are payable upon demand. The revolving credit facility is secured by the assets of the Company and personally guaranteed by the Company's chairman.

     There were no borrowings under this arrangement during the year ended December 31, 1995. Borrowings of $250,000, $300,000 and $500,000 were outstanding as of June 30, 1996, December 31, 1996 and June 30, 1997, respectively.

     Average outstanding borrowings under this arrangement were $250,438, $236,264 and $475,138 for the year ended December 31, 1996 and the six months ended June 30, 1996 and 1997, respectively.

     On September 5, 1997, the maximum amount available under the Company's revolving credit facility with PNC was increased to $1,000,000.

5. LEASE OBLIGATIONS:

     The Company leases real estate and facilities at several locations. Lease expenses charged to operations were $9,450, $39,594, $126,448, $46,961 and $55,505, respectively, for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997.

     Minimum future rental payments under noncancelable operating leases for each of the next five years are as follows as of June 30, 1997:

YEAR ENDING
  JUNE 30,
------------
    1998...................................................   $ 111,010
    1999...................................................      97,076
                                                              ---------
    Totals.................................................   $ 208,086
                                                              =========

6. RELATED PARTY TRANSACTIONS:

     As of December 31, 1995 and 1996 and June 30, 1996 and 1997, the Company had a net payable to the UB Group, including UB Information and Consultancy Services Ltd. ("UB Services"), totaling $225,056, $483,483, $491,132 and $313,483, respectively, resulting from the Company's collection of receivables on behalf of UB Services and advances to or from the UB Group. The Company ceased collection of receivables on behalf of UB Services and ceased all other transactions with UB Services during the year ended December 31, 1996.

     As of June 30, 1997 the Company has amounts due from the principal stockholder totaling $383,371 resulting from expenses incurred by the Company on behalf of the UB Group.

     Certain expenses were incurred by the Company on behalf of the UB Group, of which $0, $256,818, $124,913 and $0 are included in selling, general and administrative expenses in the accompanying statements of operations for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1996 and 1997, respectively.

7. EARNINGS PER SHARE:

     The earnings per share calculated in the accompanying financial statements is based on a weighted average of 5,000,000 shares. The Company's stockholders' equity accounts and the number of shares in the accompanying financial statements have been retroactively restated to give effect to the stock split and increase in authorized capital stock as described in Note 9 to the financial statements.

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 differs from current accounting guidance in that earnings per share is classified as basic earnings per share and diluted earnings per share, compared to primary earnings per share and fully diluted earnings per share under current standards. Basic earnings per share differs from primary earnings per share in that it includes only the weighted average common shares outstanding and does not include any dilutive securities in the calculation. Diluted earnings per share under the new standard differs in certain calculations compared to fully diluted earnings per share under existing standards. Adoption of SFAS No. 128 is required for interim and annual periods ending after December 15, 1997. Had the Company applied the provisions of SFAS No. 128, there would have been no impact compared to that which has been reported.

8. INCOME TAXES:

     The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes are recognized for temporary differences between the tax and financial bases of the Company's assets and liabilities, using the enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

     As of September 5, 1997, the Company had not filed either its 1995 or 1996 federal or state income tax returns. The tax provision includes estimated penalties and interest arising from not paying such taxes when due. The filing of such returns was delayed pending a review of the structure of the UB Group companies in the U.S.

     The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows for the year ended December 31, 1995 and 1996 and the six months ended June 30, 1996 and 1997:

                                                         DECEMBER 31,            JUNE 30,
                                                      ------------------    -------------------
                                                       1995       1996       1996        1997
                                                      ------    --------    -------    --------
    Federal income taxes at the statutory rate.....   $2,800    $140,897    $23,816    $392,122
    State income taxes at the statutory rate, net
      of federal benefit...........................    1,200      22,792      3,853      63,432
    Penalties and interest.........................    1,300      66,000     11,156      10,000
                                                      ------    --------    -------    --------
    Provision for income taxes.....................   $5,300    $229,689    $38,825    $465,554
                                                      ======    ========    =======    ========

     The provision for income taxes as shown in the accompanying statement of operations for the year ended December 31, 1995 and 1996 and the six months ended June 30, 1996 and 1997 included the following components:

                                                         DECEMBER 31,            JUNE 30,
                                                      ------------------    -------------------
                                                       1995       1996       1996        1997
                                                      ------    --------    -------    --------
    Current federal provision......................   $4,050    $253,297    $34,325    $410,472
    Current state provision........................    1,250      33,203      4,500      66,481
    Deferred federal provision.....................       --     (48,900)        --      (9,850)
    Deferred state provision.......................       --      (7,911)        --      (1,549)
                                                      ------    --------    -------    --------
    Provision for income taxes.....................   $5,300    $229,689    $38,825    $465,554
                                                      ======    ========    =======    ========

     The components of the deferred tax asset as of December 31, 1995 and 1996 and June 30, 1996 and 1997 were as follows:

                                                         DECEMBER 31,            JUNE 30,
                                                      ------------------    -------------------
                                                       1995       1996       1996        1997
                                                      ------    --------    -------    --------
    Allowance for doubtful accounts................   $   --    $ 19,750    $    --    $ 49,375
    Accrued liabilities............................       --      37,061         --      18,565
                                                      ------    --------    -------    --------
    Deferred tax asset.............................   $   --    $ 56,811    $    --    $ 67,940
                                                      ======    ========    =======    ========

9. SUBSEQUENT EVENTS:

     On September 8, 1997, the following transactions occurred: (i) a 5,000-for-1 stock split effected in the form of a dividend; (ii) an increase in the authorized capital stock to 20,000,000 shares of common stock and 2,000,000 shares of preferred stock; (iii) a change in the par value of the common stock from no par to $.01 per share; and (iv) the change in the name of the Company to UBICS, Inc.

     Accordingly, the Company's stockholders' equity accounts and the number of shares in the accompanying financial statements have been retroactively restated to give effect to the stock split and increase in authorized capital stock.

     Also, on September 8, 1997, the Company filed its 1995 and 1996 federal and state income tax returns and paid the taxes due thereunder along with estimated penalties and interest.

                                      LOGO

             ======================================================
  UNTIL NOVEMBER 24, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                               ------------------
                                TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary...................     3
Risk Factors.........................     5
Use of Proceeds......................    10
Dividend Policy......................    10
Capitalization.......................    11
Dilution.............................    12
Selected Financial Data..............    13
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition................    14
Business.............................    20
Management...........................    29
Certain Transactions.................    35
Principal and Selling Stockholders...    36
Description of Capital Stock.........    37
Shares Eligible for Future Sale......    39
Underwriting.........................    40
Legal Matters........................    42
Experts..............................    42
Additional Information...............    42
Glossary.............................    43
Index to Financial Statements........   F-1

                               ------------------
  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES, OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

             ======================================================


                                2,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

                                ----------------
                                   PROSPECTUS
                                ----------------

                                 PARKER/HUNTER
                                  INCORPORATED

                                    SCOTT &
                               STRINGFELLOW, INC.

                                October 30, 1997

             ======================================================